SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2003	Commission File Number:1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______ .

Only the BCE Inc. Management's Discussion and Analysis for the quarter ended September 30, 2003 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended September 30, 2003, included on pages 6 to 30 and 31 to 41, respectively, of the BCE Inc. 2003 Third Quarter Shareholder Report filed with this Form 6-K, and the document entitled "Reconciliation of Canadian Generally Accepted Accounting Principles ("GAAP") to United States GAAP" filed with this Form 6-K as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-10 (Registration No. 333-97069), Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS ITS THIRD QUARTER 2003 RESULTS

  Cellular and PCS: 124,000 net additions in the quarter
  High speed Internet: 104,000 net additions in the quarter
  Bell ExpressVu: 17,000 net additions in the quarter
  Revenue of $4.9 billion; EBITDA of $1.9 billion; EPS at $0.49

Montréal (Québec), October 29, 2003 — For the third quarter of 2003, BCE Inc. (TSX, NYSE: BCE) reported earnings per share of $0.49 (total earnings applicable to common shares of $446 million), compared to $0.40 per common share (total earnings applicable to common shares of $349 million) last year. Earnings per share in the third quarter of 2002 included net losses of $0.04 per share.

Total revenue for the quarter was $4.88 billion compared to $4.86 billion last year. Total EBITDA(1) for the quarter was $1.94 billion compared to $1.93 billion last year. Revenue and EBITDA growth from continuing businesses (excluding the impact of the sale of Bell Canada’s directories business in November 2002) were 3.5% and 5.7% respectively.

“We continue to focus on simplifying and innovating for our customers while pursuing disciplined financial management,” said Michael Sabia, President and CEO of Bell Canada Enterprises. “Our consumer segment posted strong growth in many key areas. We added 104,000 new DSL subscribers, grew our Cellular and PCS subscriber base to 4.2 million and maintained post-paid churn at a low 1.3%. And, with ‘The Bundle from Bell’, we have made it simpler for our customers to receive our key services through one point of contact.”

“Market conditions continue to have an impact on our business segment, and we face challenges in wholesale and enterprise. Hence, our continued efforts on productivity and on carefully managing operating and capital costs. As a result, we have significantly improved free cash flow.”

“During the quarter, we made several strategic investments in innovation to better position us for the future,” continued Mr. Sabia. “We established an Innovation Centre with Nortel Networks to develop new multimedia Internet Protocol based applications, began a trial with Microsoft for IPTV and initiated the expansion of our DSL footprint using Lucent’s high density remotes.”

Operational Highlights

	3rd Quarter	Growth (Q3 03 vs. Q3 02)	Total
Cellular and PCS subscribers	124,000 net additions	15%	4,244,000
High-speed Internet (DSL) subscribers	104,000 net additions	39%	1,391,000
Bell ExpressVu subscribers	17,000 net additions	11%	1,352,000
Data revenue	$931 million	2.5%	n.a.
Bell Globemedia revenue	$296 million	8.4%	n.a.
  BCE’s revenue from its continuing businesses for the third quarter of 2003 grew by $167 million due to higher Wireless, DSL High-Speed Internet, Satellite T.V. and business data services revenues at Bell Canada, and increased revenues from CGI, due mainly to its acquisition of Cognicase Inc. Continued strong television advertising revenues as a result of top rated programming at Bell Globemedia also contributed to BCE’s revenue growth.

  EBITDA from BCE’s continuing businesses grew by $104 million as a result of higher revenues and cost control initiatives. As a percentage of revenues, EBITDA margin from continuing businesses was at 39.8% in the third quarter of 2003 compared to 39.0% for the same period last year.

  Operating income (operating revenues less operating expenses, amortization expense, net benefit plans expense and restructuring and other charges) remained stable at $1.1 billion. Operating income from BCE’s continuing businesses increased by $69 million.

  Earnings per share were $0.49 compared to $0.40 last year. Third quarter 2002 earnings per share included net losses of $29 million or $0.04 per share mainly relating to the pay equity settlement at Bell Canada. Net growth in operating earnings contributed an increase of $0.05 per share.

  BCE’s quarter-end capital expenditures as a percentage of revenues (CAPEX intensity) were 16.4%, down from 18.6% in the third quarter of 2002.

  Free cash flow (after dividend payments and capital expenditures) of $947 million for the third quarter of 2003 improved significantly from the $216 million reported for the same period last year. This resulted mainly from increased cash from operations, reduced capital expenditures, and the realization of one-time cash proceeds of $180 million.

  BCE’s net debt to capitalization ratio improved from 48.8% at December 31, 2002 to 45.3% at September 30, 2003, reflecting management’s success in driving free cash flow generation and reducing overall net debt levels.

Outlook

BCE confirmed its annual financial guidance of $19.3 billion to $20.0 billion for revenue, $7.4 billion to $7.8 billion for EBITDA, and $1.85 to $1.95 for net earnings per share. The company now expects that its full year 2003 CAPEX intensity will not exceed 17%.

Aliant recently announced an agreement to sell its 53% interest in Stratos Global, pending U.S. regulatory approval. The sale is expected to be completed by December 31. Aliant and BCE anticipate reclassifying the business as discontinued operations in the fourth quarter. In 2003, Stratos Global was expected to contribute revenues of $530 to $550 million, and EBITDA of $110 million to $120 million. BCE’s revenue and EBITDA guidance do not reflect anticipated fourth quarter accounting changes relating to this transaction.

RESULTS BY BUSINESS GROUP (unaudited)

BCE operated under four segments as at September 30, 2003: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures (which consists of BCE’s other investments).

	(Cdn$ millions, except per share amounts)

	Third Quarter		Nine months
For the period ended September 30	2003	2002	2003	2002

Revenue
Bell Canada	4,306	4,349	12,849	13,034
Bell Globemedia	296	273	988	911
BCE Emergis	117	135	365	409
BCE Ventures	300	258	917	782
Corporate and other, including inter-
segment eliminations	(136)	(159)	(400)	(464)
Total revenue	4,883	4,856	14,719	14,672

EBITDA
Bell Canada	1,846	1,876	5,364	5,470
Bell Globemedia	36	17	150	108
BCE Emergis	18	12	53	3
BCE Ventures	86	66	258	216
Corporate and other, including inter-
segment eliminations	(43)	(44)	(113)	(126)
Total EBITDA	1,943	1,927	5,712	5,671

Net earnings (loss)
Bell Canada	442	328	1,290	1,004
Bell Globemedia	(1)	(11)	12	1
BCE Emergis	11	15	23	(62)
BCE Ventures	30	15	107	98
Corporate and other, including inter-
segment eliminations	(15)	22	(13)	7

Earnings from continuing operations	467	369	1,419	1,048

Discontinued operations	(3)	(4)	(4)	(353)
Dividends on preferred shares	(18)	(16)	(50)	(43)

Net earnings applicable to common
shares	446	349	1,365	652

Net earnings per common share	0.49	0.40	1.49	0.78

THIRD QUARTER REVIEW (Q3 2003 vs. Q3 2002, unless otherwise indicated)

BELL CANADA
The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu (at 100%) and Bell Canada's interests in other Canadian telcos.

	(Cdn$ millions)

	Third quarter		Nine months
For the period ended September 30	2003	2002	2003	2002

Bell Canada Revenue
Local and access	1,530	1,519	4,542	4,565
Long distance	631	651	1,885	1,944
Wireless	661	570	1,852	1,622
Data	931	908	2,819	2,746
DTH Satellite T.V. Services	192	156	560	462
Terminal sales & other	361	405	1,191	1,285
Directory advertising	-	140	-	410

Total Bell Canada revenue	4,306	4,349	12,849	13,034

  Revenues from Bell Canada’s continuing businesses (excluding the impact of the sale of Bell’s directories business in November 2002) increased by $97 million or 2.3% and were driven by the strong growth in the consumer segment.

Local and Access/Long Distance

  Local and access revenues increased by 0.7% due mainly to higher SmartTouch and WireCare/PhoneCare maintenance plans revenues.
  Residential and business local access lines declined by 0.8% and primarily reflected losses to competition.
  Long distance revenues decreased by 3.1% due mainly to competitive pressures.

Wireless

  Wireless revenues were up 16% due to strong growth in cellular and PCS subscribers across the country and higher average revenues per unit (ARPU).
  The 6.4% increase in ARPU to $50 reflected higher revenues from increased usage, post-paid value added services such as Message Centre and Call Display, long distance and data services, an increase in post-paid subscribers as a percentage of the total base, and higher prepaid ARPU.
  Wireless postpaid net additions were at 101,000 or 81% of the total net activations in the quarter, bringing the total postpaid customers to 3,197,000 as at September 30.
  Total postpaid wireless churn remained at a low of 1.3%, down from 1.6% last year, and continued to reflect our priority on customer service.
  Wireless EBITDA increased by 15% to reach $251 million, reflecting the higher revenues.

Data

  Consumer data revenues increased by 21% due to continued high demand for consumer Sympatico ISP services.
  Total Internet (High-speed and dial-up) subscribers reached 2,283,000 as at September 30.
  Business data revenue increased by 4.8% due to modest data volume growth and the impact of a weaker third quarter of 2002.
  Wholesale data revenues decreased by 23% and reflected the continued softness in underlying demand from wholesale customers.

DTH (Direct to Home) Satellite T.V. Services

  An 11% increase in the subscriber base and higher pricing contributed to a 23% improvement in revenues.
  Net additions totaled 17,000 for the quarter, down from the 45,000 achieved in the third quarter of 2002. The decrease resulted mainly from a general slowdown in the digital T.V. market.

EBITDA and CAPEX

  EBITDA at Bell Canada was $1.8 billion. Bell Canada’s EBITDA from continuing businesses increased by $58 million or 3.2% due mainly to the increased revenues and productivity gains.
  Bell’s quarter-end CAPEX intensity was 16.6%, down from 19.3% in the third quarter of 2002, due to the focus on capital efficiency.
BELL GLOBEMEDIA
Bell Globemedia includes CTV and The Globe and Mail.
  Total revenue increased by 8.4% to $296 million.
  Television advertising revenues improved significantly by 22% as a result of strength in the television advertising market and high ratings at CTV.
  CTV had 19 of the top 20 most watched shows of the summer season. In addition, Canadian Idol was the highest ever rated CTV produced television series.
  Print advertising revenues were 7.2% higher than last year. Demand in the print advertising market, while still soft, improved over the second quarter of 2003.
  Initiatives to improve print advertising revenues in the third quarter included the introduction of a new Saturday “Toronto” section in The Globe & Mail.
  EBITDA more than doubled to $36 million. The increased revenues, particularly from Canadian Idol, and management’s continued cost control efforts in its interactive operations partially offset the impact of higher programming expenditures.

BCE EMERGIS

  Revenue was $117 million, a decrease of 13% compared with the same period in 2002. Revenue continued to be negatively affected by lower non-core revenues, particularly from decreased Bell Canada inter-company revenues, and a weakened U.S. dollar.
  Despite the revenue decline, year-over-year quarterly EBITDA increased by 50% to $18 million, mainly due to lower stock compensation expense and management’s continued success in containing costs.
  Revenue decreased by 5.6% compared to the second quarter of 2003. The weakened U.S. dollar contributed to the decrease.
  EBITDA was $2 million lower compared to the second quarter 2003 EBITDA of $20 million and mainly reflected increased stock compensation expense.
BCE VENTURES
BCE Ventures includes the activities of CGI, Telesat and other investments.
  BCE Ventures’ revenue was $300 million in the quarter, an increase of 16% when compared with the same period of 2002. This was driven by revenue growth at CGI of 19%, due mainly to its January 2003 acquisition of Cognicase, as well as increased revenues at Telesat.

  EBITDA was $86 million compared with $66 million last year, largely due to CGI’s acquisition of Cognicase and improved EBITDA at Telesat.
BELL CANADA STATUTORY RESULTS
Bell Canada “statutory” includes Bell Canada, and Bell Canada's interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported statutory revenue was $4.3 billion in the third quarter of 2003, up 20% due to the consolidation of Aliant and Bell ExpressVu effective January 1, 2003. Net earnings applicable to common shares were $550 million in the third quarter of 2003, compared to $471 million for the same period last year.

ABOUT BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

—  30 —

BCE 2003 Third Quarter Financial Information:

BCE’s 2003 Third Quarter Shareholder Report (which contains BCE’s 2003 third quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2003 Third Quarter Shareholder Report is also available on the Website maintained by the Canadian securities regulators at www.sedar.com. It is also available upon request from BCE’s Investor Relations Department (e-mail: investor.relations@bce.ca, tel.: 1-800-339-6353; fax: (514) 786-3970).

BCE’s 2003 Third Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it on or about November 3, 2003.

Call with Financial Analysts:

BCE will hold a teleconference / Webcast (audio only) for financial analysts to discuss its third quarter results on Wednesday, October 29, 2003 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference.

Interested participants are asked to dial (416) 406-6419 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0”. This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

A replay facility will be available between 12:00 PM on Wednesday, October 29, 2003 and 12:00 PM on Wednesday, November 5, 2003. To access the replay facility, please dial (416) 695-5800 and enter access code 1484050#. The Webcast will also be archived on our Web site.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its third quarter results on Wednesday, October 29, 2003 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference.

Interested participants are asked to dial 877 793-3795 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0”. This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic and market conditions and the level of consumer confidence and spending; the impact of adverse changes in laws or regulations, or of adverse regulatory initiatives or proceedings; the intensity of competitive activity from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new customers, and the consequent impact on pricing strategies, revenues and net income; the level of demand, including in particular by the business and wholesale sector, and prices, for our products and services; the impact of Bell ExpressVu’s measures against signal theft; the risk of low returns on pension plan assets resulting in the erosion of our pension fund surpluses which could require us to commence making pension fund contributions and/or recognize pension expenses; BCE Inc.'s and its subsidiaries' ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service; the availability and cost of capital required to implement BCE Inc.'s and its subsidiaries' financing plans and fund capital and other expenditures; the ability to anticipate, and respond to, changes in technology and industry standards and deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to package and cross sell various services offered by certain BCE group companies; the ability of the BCE group companies' strategies to produce the expected benefits and growth prospects; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; stock market volatility; the availability of, and ability to retain, key personnel; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE Inc.'s 2003 Third Quarter Shareholder Report filed with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent the expectations of BCE Inc. and its subsidiaries as of October 29, 2003 and, accordingly, are subject to change after such date. However, BCE Inc. and its subsidiaries assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:

Nick Kaminaris	Sophie Argiriou
Communications	Investor Relations
(514) 786-3908	(514) 786-8145
Web Site: www.bce.ca

(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (expense) and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period. We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans credit (expense) and restructuring and other charges. We exclude amortization expense and net benefit plans credit (expense) because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and on a segmented basis:

	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corporate and other	BCE Consoli- dated

Q3 2003

EBITDA	1,846	36	18	86	(43)	1,943
Amortization expense	(768)	(15)	(13)	(34)	5	(825)
Net benefit plans credit (expense)	(46)	(1)	-	-	3	(44)
Restructuring and other charges	(1)	-	-	-	-	(1)

Operating income (loss)	1,031	20	5	52	(35)	1,073

Q3 2002

EBITDA	1,876	17	12	66	(44)	1,927
Amortization expense	(723)	(18)	(14)	(28)	14	(769)
Net benefit plans credit (expense)	10	(1)	-	-	(2)	7
Restructuring and other charges	(79)	-	-	-	-	(79)

Operating income (loss)	1,084	(2)	(2)	38	(32)	1,086

	Bell	Bell			Corpo-	BCE
	Canada	Globe-	BCE	BCE	rate and	Consoli-
	Segment	media	Emergis	Ventures	other	dated

YTD 2003

EBITDA	5,364	150	53	258	(113)	5,712
Amortization expense	(2,259)	(46)	(40)	(93)	41	(2,397)
Net benefit plans credit (expense)	(135)	(3)	-	-	9	(129)
Restructuring and other charges	(1)	-	-	-	-	(1)

Operating income (loss)	2,969	101	13	165	(63)	3,185

YTD 2002

EBITDA	5,470	108	3	216	(126)	5,671
Amortization expense	(2,192)	(51)	(52)	(92)	40	(2,347)
Net benefit plans credit (expense)	29	(3)	-	-	(1)	25
Restructuring and other charges	(373)	-	(119)	-	-	(492)

Operating income (loss)	2,934	54	(168)	124	(87)	2,857

		October 28, 2003
CONTENTS
		Bell Canada Enterprises 2003 Third Quarter Shareholder Report
The Quarter at a Glance	2

MD&A	6

Financial Results
Analysis	7

Financial and
Capital Management	15

Recent Developments
in Legal Proceedings	20

Forward-Looking
Statements	21

Risk Assessment	22

Our Accounting
Policies	29

Consolidated Financial
Statements	31

Notes to Consolidated
Financial Statements	34

11B

The Quarter at a Glance

Revenues

  Our operating revenues for the third quarter were $4,883 million, reflecting growth of $167 million, or 3.5%, in revenues from our continuing businesses (which exclude our directories business sold in November 2002).

  The increase of $167 million in revenues from our continuing businesses was driven by revenue growth at Bell Canada of 16.0% in wireless services, 23% in direct-to-home television (DTH) services, 21% in consumer data services, and 4.8% in business data services complemented by revenue growth of 8.4% at Bell Globemedia and 18.6% at CGI. Bell Canada’s long distance revenues declined by 3.1% reflecting competitive pressures in both consumer and business long distance markets. Bell Canada’s wholesale data revenues declined by 23% reflecting lower pricing and volumes.

Customer Connections

  WIRELESS. We grew our wireless subscriber base by 124,000 customers this quarter, with more profitable post-paid rate plan additions accounting for 81% of the additions. Blended churn of 1.4% for the third quarter represented a 0.3 percentage point year-over year improvement, while remaining stable compared to Q2 2003. We also maintained our low post-paid churn of 1.3%, down from 1.6% in Q3 2002.

  HIGH-SPEED INTERNET. Our DSL high-speed Internet business added 104,000 subscribers this quarter, increasing our customer base to 1,391,000, 39% higher than at the end of Q3 2002. Subscriptions to Sympatico value-added services increased by 81,000 this quarter to reach a total of 219,000 at the end of Q3 2003.

  SATELLITE TV. Our DTH subscriber base increased by 17,000 customers this quarter compared to 45,000 net additions in Q3 2002, reflecting a combination of a slower rate of growth in the digital television market generally, compared to last year, the impact of price increases introduced earlier this year and the implementation of new anti-piracy initiatives.

  NETWORK ACCESS SERVICES (NAS). Although our NAS in service increased this quarter compared to Q2 2003 due to seasonal movement NAS declined modestly by 0.8% to 13.1 million at the end of this quarter from the 13.2 million in service at the end of Q3 2002, primarily reflecting losses to competition and substitution effects from both wireless and high-speed Internet services.

EBITDA(1)

  Our EBITDA for the third quarter was $1,943 million, reflecting growth of $104 million, or 5.7%, in EBITDA from our continuing businesses (which exclude our directories business sold in November 2002), as well as a related growth of 0.8 percentage point in EBITDA margin to 39.8% in Q3 2003, as we continue to focus on productivity.

  We continue to make progress in simplifying our business through the roll-out of productivity initiatives such as our interactive voice-response system “Emily” and specialized call center “Move Queues”. These initiatives contribute to our productivity gains by helping reduce costs while improving customer service.

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under
Canadian GAAP. Please see Non-GAAP measure on page 6 for more details.

Net Earnings/EPS

  Net earnings applicable to common shares for Q3 2003 were $446 million, or $0.49 per common share, up from $349 million or $0.40 per common share for the same period last year.

  Part of the $97 million or $0.09 per share improvement over the same period last year related to net losses of $41 million in Q3 2002 from the settlement of the 1994 pay equity complaint and discontinued operations, partially offset by a $12 million dilution gain from the issuance of common shares by BCE Emergis to third parties.

  The remaining $68 million or $0.05 per share increase was driven by operating performance including productivity improvements, partially offset by a higher pension expense.

  BCE achieved a Return on Equity (ROE)(2) of 15.6% for the quarter, maintaining the solid level of performance of Q2 2003.

Capital Expenditures

  Capital expenditures for the third quarter were $800 million, 11.5% lower than the third quarter of 2002. As a percentage of revenues, capital expenditures declined for the quarter to 16.4% from 18.6% in the third quarter of last year. Our capital expenditure program continues to be managed in a disciplined manner resulting in lower spending compared to the previous year.

  The Bell Canada Segment accounted for $714 million of the total in Q3 2003, of which approximately 50% is related to growth sectors and productivity initiatives, including wireless, IP/broadband, DSL and billing modernization.

  For the full year, we expect our capital expenditures not to exceed 17% of total revenues.

Free Cash Flow(3)

  Free cash flow of $947 million for the third quarter of 2003 improved significantly from $216 million for the same period last year, reflecting:
–	increased cash from operations of $420 million which includes the impact of strong working capital management
–	reduced capital expenditures of $104 million
–	reduced total dividends of $78 million, mainly due to Bell Canada no longer paying dividends to SBC Communications Inc. following BCE’s repurchase of its 20% indirect interest in Bell Canada
–	cash receipts of $180 million from proceeds on the unwinding of dividend rate swaps and settlement of insurance claims and tax refunds
  Our free cash flow improvement contributed to a reduction of our net debt to total capitalization ratio from 46.7% at June 30, 2003 to 45.3% at September 30, 2003.

(2)	ROE (return on common shareholders’ equity) is calculated as annualized net earnings applicable to common shares as a percentage of average common shareholders’ equity.

(3)	Free cash flow is calculated as cash flows from operations after capital expenditures and dividends, and before investments and divestitures.

Executing on our Priorities

Pursuing Simplicity

  On September 25, Bell Canada launched The Bundle which combines wireless, Internet and satellite television services into one simple offer. Consumers can now obtain two or more of these services in a bundled price through one point of contact and on one bill.

  In September, we launched InfoZone, an online library tool for our call center representatives which provides a single source of information on products and services across Bell Canada. InfoZone simplifies and improves the accuracy of information searches for our representatives, leading to a simpler and improved customer experience. The InfoZone launch is one example of our call centers beginning to work more closely together, sharing knowledge and expertise to provide a single face to customers.

  In September, Bell Mobility introduced All-in-One rate plans. These plans offer customers the same minutes and features that they received previously, but provide simple upfront pricing that includes the System Access Fee and 911 charges. They provide additional value with the inclusion of the Touch Base feature, which allows 20 free calls to a phone number of the customer’s choice.

  We launched two new services this quarter that should make things simpler for business customers. Single Number Reach helps mobile work forces organize and direct calls across multiple devices (wireline, wireless, or fax) by using one virtual telephone number. Business Back-up lets customers back-up their data automatically without interruptions to daily operations.

Innovating

  On October 20, Bell Canada and Lucent Technologies announced an agreement that will lead to Bell Canada deploying new network technologies to significantly increase the reach of its suite of IP-based applications and services. Bell Canada will be the first in the world to deploy Lucent’s new high-density Digital Subscriber Line (DSL) remotes in neighbourhoods. This will enable the expansion of Sympatico high-speed Internet services to an even broader base of customers.

  In addition, Bell Canada will evolve its voice messaging services using Lucent’s new IP-based platform. This will allow customers to access and manage all of their messaging needs on a single platform: voicemail, e-mail, faxes, text messages, and voice controlled web browsing through a telephone, wireless device or personal computer.

  On October 9, Bell Canada and Microsoft Corporation announced that they intend to work together to test and deploy standard and high definition TV channels, on-demand programming and interactivity over Bell Canada’s broadband network through the use of Microsoft’s new Internet Protocol TV (IPTV) technology. This initiative will allow Bell Canada to explore new ways to deliver Bell ExpressVu’s services to customers, whether through satellite or wireline.

  On September 8, Bell Canada and Nortel Networks announced plans to develop and deliver leading-edge IP-based voice and multimedia services. A joint Bell Canada – Nortel Networks Innovation Centre will increase the speed to market of new services based on IP Telephony and multimedia standards. These include instant video calling, hot desking (instant mobile workplace with customer’s phone numbers and calling preferences) and collaboration tools. Initially, Bell Canada plans to invest $200 million over three years in Nortel Networks IP Telephony technology.

  Bell Canada is currently deploying very high bit-rate DSL (VDSL) technology to provide customers living in multi-dwelling units (MDUs) with Bell ExpressVu programming, Sympatico Internet service, basic telephone services, as well as TV call display all through a single set-top box. The current initiative focuses on the greater Toronto area given its high population of MDU households.

Delivering for our Customers

  On August 14, a massive power outage left much of the eastern seaboard and Ontario, without electricity. Bell Canada’s emergency response team dealt with the situation quickly and ensured that the network remained functional with 99% of wireline customers receiving service. The service levels maintained during the blackout confirmed the robustness of the Bell Canada network, as well as the effectiveness of Bell Canada’s emergency plans.

Detailed Discussion of Results

  Please refer to the MD&A starting on page 6 of this report for a more detailed discussion and analysis of the financial condition and the results of operations of BCE for the three months and nine months ended September 30, 2003 and a description of the risks that could affect our businesses.

Management’s Discussion and Analysis

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies. Bell Canada, Aliant Inc. (Aliant), Bell ExpressVu Limited Partnership (Bell ExpressVu) and their subsidiaries and investments in significantly influenced companies are referred to as the Bell Canada Segment.

     This MD&A comments on BCE’s operations, performance and financial condition for the three months (Q3) and nine months (year-to-date or YTD) ended September 30, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 31 when reading the MD&A.

     The sale of our directories business in November 2002 affects the comparability of our 2002 and 2003 results. Therefore, in order to assist the reader in more accurately assessing our performance, in addition to the normal comparison of our results, our 2003 results are, where indicated in this MD&A, also compared to our 2002 results from our continuing businesses which exclude our directories business. This means that, where indicated in this MD&A, our Q3 and YTD 2003 results are also compared to our Q3 and YTD 2002 results which have been adjusted to exclude the results of our directories business.

     All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

ABOUT FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and our businesses. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 21 to 28 under “Forward-Looking Statements” and “Risk Assessment”. BCE assumes no obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

Unless otherwise mentioned in this MD&A or in BCE Inc.’s Q1 2003 or Q2 2003 MD&A, the outlooks provided in BCE Inc.’s 2002 annual MD&A dated February 26, 2003 remain unchanged.

Non-GAAP Measure

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (expense) credit and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.

     We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (expense) credit and restructuring and other charges. We exclude amortization expense and net benefit plans (expense) credit because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

     EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.

     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and on a segmented basis.

	Bell	Bell			Corpo-	BCE
	Canada	Globe-	BCE	BCE	rate and	Consoli-
(in $ millions)	Segment	media	Emergis	Ventures	other	dated

Q3 2003
EBITDA	1,846	36	18	86	(43)	1,943
Amortization expense	(768)	(15)	(13)	(34)	5	(825)
Net benefit plans (expense)
credit	(46)	(1)	–	–	3	(44)
Restructuring and
other charges	(1)	–	–	–	–	(1)

Operating income (loss)	1,031	20	5	52	(35)	1,073

Q3 2002
EBITDA	1,876	17	12	66	(44)	1,927
Amortization expense	(723)	(18)	(14)	(28)	14	(769)
Net benefit plans (expense)
credit	10	(1)	–	–	(2)	7
Restructuring and
other charges	(79)	–	–	–	–	(79)

Operating income (loss)	1,084	(2)	(2)	38	(32)	1,086

	Bell	Bell			Corpo-	BCE
	Canada	Globe-	BCE	BCE	rate and	Consoli-
(in $ millions)	Segment	media	Emergis	Ventures	other	dated

YTD 2003
EBITDA	5,364	150	53	258	(113)	5,712
Amortization expense	(2,259)	(46)	(40)	(93)	41	(2,397)
Net benefit plans (expense)
credit	(135)	(3)	–	–	9	(129)
Restructuring and
other charges	(1)	–	–	–	–	(1)

Operating income (loss)	2,969	101	13	165	(63)	3,185

YTD 2002
EBITDA	5,470	108	3	216	(126)	5,671
Amortization expense	(2,192)	(51)	(52)	(92)	40	(2,347)
Net benefit plans (expense)
credit	29	(3)	–	–	(1)	25
Restructuring and
other charges	(373)	–	(119)	–	–	(492)

Operating income (loss)	2,934	54	(168)	124	(87)	2,857

Financial Results Analysis

Operating Revenues

(in $ millions)	Q3 2003	Q3 2002	% change	YTD 2003	YTD 2002	% change

Bell Canada Segment	4,306	4,349	(1.0%)	12,849	13,034	(1.4%)
Bell Globemedia	296	273	8.4%	988	911	8.5%
BCE Emergis	117	135	(13.3%)	365	409	(10.8%)
BCE Ventures	300	258	16.3%	917	782	17.3%
Corporate and other	(136)	(159)	14.5%	(400)	(464)	13.8%

Total operating revenues	4,883	4,856	0.6%	14,719	14,672	0.3%

BCE Consolidated

REVENUE GROWTH FROM CONTINUING BUSINESSES (EXCLUDING DIRECTORIES) OF 3.5%

  In the third quarter of 2003, our revenues grew by 0.6% to $4,883 million and by 0.3% to $14,719 million on a year-to-date basis reflecting revenue growth at Bell Globemedia and BCE Ventures, partly offset by revenue declines at the Bell Canada Segment and BCE Emergis. Excluding the results ofour directories business in 2002 and the impact of the Price Cap decision (Price Cap decision) of the Canadian Radio-television and Telecommunications Commission (CRTC) which mandated price reductions to various services. In the first five months of 2003, BCE’s operating revenues would have grown by 3.5% this quarter and by 3.6% on a year-to-date basis.

  This quarter, the Bell Canada Segment’s revenues declined by $43 million compared to the same period last year. This reflected growth of $97 million, or 2.3%, in revenues from our continuing businesses (excluding the directories business we sold in November 2002), and a decrease of $140 million from the sale of our directories business.

  On a year-to-date basis, the Bell Canada Segment’s revenues declined by $185 million compared to the same period last year. This reflected growth of $286 million, or 2.3%, in revenues from our continuing businesses (excluding the directories business we sold in November 2002), a decrease of $410 million from the sale of our directories business and a decrease of $61 million from the Price Cap decision.

  The increases in revenues from our continuing businesses of $97 million for the quarter and $286 million on a year-to-date basis were driven by our Consumer business with growth in customer connections and revenues from wireless, high-speed Internet access and direct-to-home television (DTH) services. Compared to last year:
–	cellular and PCS subscribers grew 14.7% to reach 4.2 million leading to wireless revenue growth of 16.0% in the quarter and 14.2% on a year-to-date basis
–	high-speed Internet subscribers grew 39% to reach 1.4 million. The majority of this growth came from residential customers leading to growth in consumer data revenues of 21% for the quarter and 22% on a year-to-date basis
–	DTH subscribers grew 10.7% to reach 1.35 million. DTH revenues grew 23% for the quarter and 21% on a year-to-date basis.
  The Bell Canada Segment’s revenue growth in these consumer services, as well as in business data, offset revenue declines in long distance, wholesale data and terminal sales and other services.

  Bell Globemedia’s revenues grew 8.4% this quarter and by 8.5% on a year-to-date basis reflecting a stronger television schedule and an improved advertising market in both television and print.

  BCE Emergis had revenue declines of 13.3% this quarter and 10.8% on a year-to-date basis due mainly to lower revenue from the distribution agreement with Bell Canada for legacy products and other non-core and exited products. The negative impact of a stronger Canadian dollar on the conversion of BCE Emergis’ U.S. based revenues also contributed to the revenue decline.

  Revenues grew by 16.3% at BCE Ventures this quarter and by 17.3% on a year-to-date basis mainly due to CGI Group Inc.’s (CGI) acquisition of Cognicase Inc. (Cognicase) in January 2003.

Bell Canada Segment

LOCAL AND ACCESS REVENUES INCREASED BY 0.7%

  Local and access revenues increased slightly this quarter to $1,530 million from $1,519 million in the third quarter of 2002. The increase is due to revenue gains from SmartTouch features, wireline insurance and maintenance plans and increased demand for interconnection services provided to competing companies. These increases were partially offset by lower access service revenues.

  On a year-to-date basis, revenues were $4,542 million, a 0.5% decline over the same period last year. This decline was primarily the result of the Price Cap decision as well as a reduction in the number of network access services (NAS).

  The Price Cap decision mandated rate reductions in certain business services and services provided to competitors. This led to a revenue reduction of $25 million in the first five months of the year compared to the same period last year. Excluding the impact of the Price Cap decision in the first five months of 2003, year-to-date local and access revenues would have been relatively flat compared to the previous year.

  NAS in service declined by 99,000 or 0.8% over the third quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service. Consumer NAS in service declined by 41,000, or 0.5%, while business NAS in service declined by 58,000, or 1.3% on a year-over-year basis.

LONG DISTANCE REVENUES DECLINED BY 3.1%

  Long distance revenues were $631 million for the quarter, a 3.1% decline over last year. On a year-to-date basis, revenues were $1,885 million, a reduction of 3.0% over the previous year. These declines reflected competitive pressures in both the consumer and business long distance markets. In addition, year-to-date results were impacted by the Price Cap decision. On a year-to-date basis, rate reductions of $9 million in the first five months of 2003 compared to the same period last year related to the Price Cap decision contributed to the overall revenue decline.

  Although consumer pricing improved due to various pricing initiatives introduced over the last year, this was offset by a reduction in year-to-date consumer long distance conversation minutes reflecting competition from non-traditional long distance providers. This quarter, however, conversation minutes increased due to a rise in usage related to the August power outage in Ontario.

  Business long distance minute volumes continued to grow, but pricing decreased as competitive pressures intensified.

  The overall combined volume of conversation minutes was relatively stable this quarter, growing 0.1% over the third quarter of last year and increasing 2.9% on a year-to-date basis. Volume increases, however, were offset by lower settlement payments and average revenue per minute (ARPM).

  Overall, ARPM declined by 1.5% this quarter to $0.128 from $0.130 in the third quarter of 2002 and by 3.1% on a year-to-date basis.

WIRELESS REVENUES GREW 16% WITH STRONG POST-PAID ADDS

Revenue and Subscriber Growth

  Wireless service revenues of $661 million for the quarter and $1,852 million on a year-to-date basis increased 16.0% and 14.2%, respectively, from the same periods last year. These increases were driven by subscriber growth of 14.7% and higher average revenue per subscriber.

  Net additions of 124,000 for the third quarter doubled compared to net additions of 62,000 in Q3 2002. On a year-to-date basis, net activations were 325,000, up 78,000 from the same period last year. This growth reflects continued customer interest in new phones with enhanced features. In addition, improving customer satisfaction levels suggest that our quality of service, price and value in our offerings are key drivers to this growth, despite continued competitive pressures.
  Our total cellular and PCS subscriber base reached 4,244,000 at the end of the third quarter. Including paging subscribers, our total wireless customer base totalled 4,793,000.

  With 81% of net activations for the quarter, and 79% on a year-to-date basis, coming from post-paid rate plans, we ended the quarter with 75% of our total cellular and PCS subscriber base consisting of post-paid customers, up from 74% at the end of Q3 2002.

Average revenue per unit (ARPU)

  Total ARPU of $50 for the quarter and $47 on a year-to-date basis was up by $3 and $1, respectively, compared to the same periods last year, driven by a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Increases in revenues from higher usage levels, value-added services, such as Message Centre and Call Display, long distance and data services partially offset by lower roaming revenues, led to a $2 per month increase in post-paid ARPU this quarter, compared to the third quarter of last year. Prepaid ARPU of $13 rose by $1 this quarter compared to the same period last year reflecting increased revenues from value-added services, long distance and data services.

Churn

  Blended churn per month of 1.4% in the third quarter and on a year-to-date basis, improved from 1.7% and 1.6% respectively from the same periods last year. Post-paid churn remained stable at 1.3% compared to the previous quarter, but showed a 0.3 percentage point improvement from Q3 2002, reflecting continued strong customer satisfaction.

Wireless data

  Mobile browser hits of 170 million this quarter were stable compared to the previous quarter but up 95% from Q3 2002. On a year-to-date basis, mobile browser hits of 463 million increased 58% from the same period last year. Mobile data users grew 9% from the second quarter of 2003 to 1.9 million.

STRONG CONSUMER DATA REVENUE GROWTH OFFSET BY CONTINUED SOFTNESS IN WHOLESALE MARKET

Revenue growth

  Data revenues of $931 million in the third quarter of this year grew 2.5% compared to the third quarter of 2002. On a year to-date basis, revenues grew to $2,819 million, a 2.7% increase over last year. On a year-to-datebasis, the Price Cap decision caused a $27 million decline in data revenues related to reductions in the rates charged to competing carriers for Competitive Digital Network Access (CDNA) services beginning in June 2002.

  Consumer data revenues grew 21% this quarter and 22% on a year-to-date basis reflecting strong growth in our Sympatico subscriber base.

  Business data revenues increased by 4.8% in the quarter and by 4.1% on a year-to-date basis compared to the same periods last year reflecting modest data volume growth and the impact of a weaker third quarter in 2002. In addition, year-to-date results also reflect the negative impact of the Price Cap decision. Growth drivers include managed network solutions for large enterprise customers, and high-speed Internet service for small and medium sized customers.

  Wholesale data revenues declined by 23% this quarter and by 18.8% on a year-to-date basis as this segment remained weak due to price and volume drivers. In addition, year-to-date results reflect the impact of the Price Cap decision.

Solid High-Speed Internet subscriber growth

  The number of high-speed Internet subscribers increased by 104,000 this quarter and by 281,000 on a year-to-date basis to reach a total subscriber base of 1,391,000. Dial-up subscribers declined by 19,000 this quarter and by 65,000 year-to-date reflecting customers’ preference for higher speed alternatives. Total dial-up customers amounted to 892,000 as at the end of the third quarter of this year.

  Bell Canada added 81,000 new subscriptions of Sympatico valueadded services such as Desktop Anti-virus and Desktop Firewall this quarter. On a year-to-date basis, 135,000 subscriptions were added for an end-of-period total count of 219,000 as at September 30, 2003.

  In order to enhance our customers’ Internet experience, Sympatico continues to develop and offer exclusive on-line content to its high-speed Internet customers. The Sympatico Concert Tour series features concert webcasts from many of Canada’s top recording artists including The Tragically Hip, Diana Krall and Sarah McLachlan.

  The DSL footprint in Ontario and Quebec increased to 79% of homes and business lines passed at the end of Q3 2003, up from 73% a year ago. In Atlantic Canada, DSL was available to 63% of homes at the end of Q3 2003 compared to 60% a year ago. In 2004, Bell Canada is scheduled to begin deploying new high-density DSL remotes to further expand its DSL footprint.

DTH REVENUES GREW BY 23%

Revenue and subscriber growth

  DTH revenues of $192 million in the third quarter and $560 million in the first nine months of 2003 reflected increases of 23% and 21%, respectively, compared to the same periods last year. This growth was fuelled by year-over-year increases in the subscriber base and average revenue per subscriber. Bell ExpressVu’s customer base grew 10.7% over Q3 2002 bringing the total customer base to 1,352,000.

  Net additions totalled 17,000 for the quarter and 48,000 on a year-to-date basis, both down from the 45,000 and 152,000 achieved for the respective periods in 2002. This reflects a significant slowdown in the digital television market generally, the price increases implemented earlier this year and the implementation of new anti-piracy initiatives.

Average revenue per subscriber (ARPS)

  ARPS per month increased by $4 to $47 for the third quarter and by $2 to $46 on a year-to-date basis compared to the same periods last year. This increase reflects the $2.99 system access charge for all customers which became effective April 28 of this year and the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003, partially offset by lower pay-per-view revenues.

Churn

  Churn per month of 1.4% this quarter and 1.2% on a year-to-date basis was up from 1.2% and 1.0%, respectively, compared to the same periods in 2002. This was mainly due to the rate increases introduced earlier this year.

Campaign against signal theft

  In Q3 2003, Bell ExpressVu intensified its ongoing efforts against television signal theft by announcing several new initiatives:
–	an electronic counter measure program that will transmit electronic signals to disable set-top boxes that use illegal cards to steal programming and enhanced conditional access technology
–	the use of new sophisticated set-top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information and on-line customer pre-registration, to ensure that set-top boxes are being used by legitimate subscribers.
  In addition, Bell ExpressVu launched a public awareness campaign about signal theft and our new measures to combat this industry problem. This included print and TV advertising, as well as letters to our existing customer base. Bell ExpressVu has also led successful legal actions against the illegal distribution network.

  These initiatives may have started to impact the rate of subscriber growth. However, capturing higher quality subscribers is expected to improve long-term profitability.

TERMINAL SALES AND OTHER

  Terminal sales and other revenues were $361 million for the quarter, a 10.9% decline from the same period last year. On a year-to-date basis, revenues were $1,191 million, a decline of 7.3% over the previous year. These declines reflect the impacts of reductions in wholesale international long distance minutes and lower third party billing related to network installation.

Bell Globemedia

8.4% REVENUE GROWTH AT BELL GLOBEMEDIA

  Bell Globemedia revenues for the third quarter rose to $296 million, 8.4% higher than the third quarter of 2002. On a year-to-date basis, revenue grew to $988 million, an 8.5% increase over last year.

  This increase is the result of CTV Inc.’s (CTV) stronger television schedule with 19 of the 20 most watched shows of the summer including the hit series Canadian Idol. Television advertising revenues increased by 22% this quarter and by 18.5% on a year-to-date basis compared to the same periods last year. The outlook for the fourth quarter, while solid, reflects a slower pace of growth.

  Canadian Idol finished as CTV’s most-watched Canadian-produced series ever, with an average audience of 2.06 million viewers. The audience for the Canadian Idol finale peaked with 3.5 million viewers.

  With the launch of the new fall programming in late September, CTV’s schedule is performing well with 14 of the top 20 shows so far.

  Demand for print advertising also strengthened this quarter with revenues increasing by 7.2% compared to the third quarter of last year. On a year-to-date basis, print advertising revenues increased 2.0% over the previous year reflecting weaker advertising spending earlier this year due in part to the conflict in Iraq and the SARS outbreak in Toronto.

  In September, The Globe and Mail successfully launched a new Saturday Toronto section, as well as additional weekday coverage to provide increased local content to the Toronto community.

BCE Emergis

BCE EMERGIS REVENUES DECLINED BY 13.3%

  BCE Emergis had revenues of $117 million this quarter, a 13.3% decline from Q3 2002. On a year-to-date basis, revenues declined 10.8% to $365 million from $409 million in the same period last year. In each case, the decline was due mainly to lower revenues from the distribution agreement with Bell Canada for legacy products and from other non-core exited products. In addition, the negative impact of a stronger Canadian dollar relative to the U.S. dollar on the conversion of BCE Emergis’ U.S. revenues contributed to the quarterly and year-to-date declines.

BCE Ventures

  BCE Ventures’ revenue increased by 16.3% to $300 million for the quarter and by 17.3% to $917 million on a year-to-date basis, reflecting primarily CGI’s growth in revenues.

  CGI’s revenues increased by 18.6% to $210 million for the quarter and to $653 million or 25% on a year-to-date basis mainly driven by its acquisition of Cognicase in January 2003.

  Telesat’s revenues increased by 9.1% this quarter and by 6.0% on a year-to-date basis reflecting the placement in service of the Nimiq 2 satellite in early 2003.

  Other revenues were essentially unchanged for the quarter at $6 million. On a year-to-date basis, other revenues were $18 million, or $8 million lower than the same period last year reflecting the sale of the 1000 de La Gauchetiere Street West building in February 2002.

EBITDA

(in $ millions)	Q3 2003	Q3 2002	% change	YTD 2003	YTD 2002	% change

Bell Canada Segment	1,846	1,876	(1.6%)	5,364	5,470	(1.9%)
Bell Globemedia	36	17	n.m.	150	108	38.9%
BCE Emergis	18	12	50.0%	53	3	n.m.
BCE Ventures	86	66	30.3%	258	216	19.4%
Corporate and other	(43)	(44)	2.3%	(113)	(126)	10.3%

Total EBITDA	1,943	1,927	0.8%	5,712	5,671	0.7%

BCE Consolidated

EBITDA GROWTH FROM CONTINUING BUSINESSES
(EXCLUDING DIRECTORIES) OF 5.7%

  BCE’s consolidated EBITDA increased by 0.8% to $1,943 million this quarter and by 0.7% to $5,712 million on a year-to-date basis. Growth was driven by gains at Bell Globemedia, BCE Emergis and BCE Ventures which offset EBITDA decreases at the Bell Canada Segment. The Bell Canada Segment’s EBITDA was lower this quarter due to the sale of the directories business in November 2002 while on a year-to-date basis, EBITDA was lower due to both the directories business sale and the Price Cap decision. Excluding the results of our directories business in 2002 and the impact of the Price Cap decision in the first five months of 2003, BCE’s EBITDA would have grown by 5.7% this quarter and by 6.5% on a year-to-date basis.

Bell Canada Segment

  This quarter, the Bell Canada Segment’s EBITDA declined by $30 million compared to the same period last year. This reflected growth of $58 million, or 3.2%, in EBITDA from our continuing businesses (excluding the directories business we sold in November 2002), and a decrease of $88 million from the sale of our directories business.

  On a year-to-date basis, the Bell Canada Segment’s EBITDA declined by $106 million compared to the same period last year. This reflected growth of $207 million, or 4.0%, in EBITDA from our continuing businesses (excluding the directories business we sold in November 2002), a decrease of $252 million from the sale of our directories business and a decrease of $61 million from the Price Cap decision which mandated price reductions to various services.

  The increases in EBITDA from our continuing businesses of $58 million for the quarter and $106 million on a year-to-date basis reflect the realization of productivity improvements from numerous projects across the Bell Canada Segment.

  Our productivity improvement program strives to reduce the cost per unit of the various processes and materials required throughout the company. By consistently striving for unit cost reduction, the large volumes inherent in our operations drive significant levels of productivity improvements. The processes and materials used in our operations are generally used to:
–	acquire customers (eg. sales activities, commissions, equipment sold)
–	serve existing customers (eg. help desk support, equipment maintenance and repair, billing)
–	provide back-office support functions (eg. finance, human resources, communications).
  We achieve these unit cost reductions in many ways including:
–	negotiating lower prices from various external providers of equipment, software, supplies and services
–	optimizing operational processes based on current business needs and the latest IS/IT capabilities
–	better utilization of economies of scale.
  Our 2003 program targets cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of newer services, such as consumer high-speed Internet and broadband/IP.

  In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers while improving customer service. Initiatives like “Emily”, our interactive voice-response system, and specialized call center “Move Queues”, which provide customers who are moving with a single point of contact for all their Bell services, contribute to our productivity gains by helping reduce costs while improving customer service.

WIRELESS EBITDA INCREASES 14.6%

  Wireless EBITDA of $251 million for the third quarter and $689 million on a year-to-date basis increased $32 million or 14.6% and $86 million or 14.3% from the same periods last year. These increases reflect higher revenues from higher subscriber gains, ARPU improvement and lower costs of acquisition (COA) per gross activation. They are partially offset by higher total COA expense as a result of higher customer activations.

  Our wireless EBITDA margins of 38% for the quarter and 37.2% on a year-to-date basis were maintained at levels comparable to those in the same periods last year. Compared to Q2 2003, our EBITDA margin was up 2.7 percentage points, reflecting the positive impacts of a higher ARPU and our initiatives to manage the cost of upgrading handsets.

  COA improved by 3.6% to $425 per gross activation in Q3 2003 from $441 per gross activation in the third quarter of last year. COA on a year-to-date basis was $418 per gross activation, down 5.0% or $22, compared to the same period last year. In both cases, this COA improvement was mainly driven by reduced marketing and advertising expenses related to higher levels of gross additions and higher sales through more cost effective direct channels.

BELL EXPRESSVU EBITDA CONTINUES TO IMPROVE

  Bell ExpressVu’s EBITDA losses of $9 million for the third quarter and $24 million for the first nine months of 2003 reflect signifi-cant year-over-year improvements compared to EBITDA losses of $39 million for the third quarter and $114 million for the first nine months of 2002. These improvements were driven by decreased subscriber acquisition costs related to lower gross activations, improved ARPS stemming from the rate increases introduced earlier this year and continued cost containment efforts.

  COA per gross activation was $613 or $17 lower this quarter and $644, or $57 lower for the first nine months of 2003 compared to the same periods last year. The year-over-year decline in COA resulted primarily from the impact of lower hardware costs as customers purchased fewer second receivers, as well as the purchasing power impact of a stronger Canadian dollar. This was partially offset by higher marketing costs related to the free installation offer introduced in March.

Strong EBITDA growth at Bell Globemedia

  EBITDA for the quarter was $36 million, a significant increase from $17 million in the third quarter of last year. This quarter’s EBITDA gains were significantly influenced by the success of Canadian Idol. On a year-to-date basis, EBITDA was $150 million, 39% higher than last year. In both cases, these gains are attributable to increased EBITDA from television operations as a result of an increasing revenue base, as well as cost savings from the restructuring of Bell Globemedia’s interactive operations and continued cost controls in the print operations.

BCE Emergis EBITDA increases by 50%

  BCE Emergis contributed EBITDA of $18 million this quarter, up 50% from the $12 million of EBITDA contributed in Q3 2002. On a year-to-date basis, BCE Emergis contributed EBITDA of $53 million compared with $3 million for the same period last year. These results include stock compensation expense of $2 million this quarter and $5 million for the first nine months of 2003, compared to $6 million in Q3 2002 and for the first nine months of 2002. The improvement also reflects continued success in containing costs.

Below EBITDA Income and Expenses

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for Q3 and YTD 2003 and 2002.

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

EBITDA	1,943	1,927	5,712	5,671
Amortization expense	(825)	(769)	(2,397)	(2,347)
Net benefit plans (expense) credit	(44)	7	(129)	25
Restructuring and other charges	(1)	(79)	(1)	(492)

Operating income	1,073	1,086	3,185	2,857
Other income (expense)	18	(3)	76	245
Interest expense	(272)	(288)	(847)	(812)

Pre-tax earnings from continuing operations	819	795	2,414	2,290
Income taxes	(292)	(298)	(814)	(837)
Non-controlling interest	(60)	(128)	(181)	(405)

Earnings from continuing operations	467	369	1,419	1,048
Discontinued operations	(3)	(4)	(4)	(353)

Net earnings	464	365	1,415	695
Dividends on preferred shares	(18)	(16)	(50)	(43)

Net earnings applicable to common shares	446	349	1,365	652

AMORTIZATION EXPENSE

Amortization expense was higher on a quarterly and year-to-date basis compared to the same periods last year.

Factors that increased amortization expense consisted primarily of:

  an increase in asset base from the creation of Bell West Inc. (Bell West) in April 2002 and CGI’s acquisition of Cognicase in January 2003 the completion of the purchase price allocation relating to the repurchase of SBC Communications Inc.’s (SBC) 20% indirect interest in Bell Canada, which resulted in an increase in capital assets (customer relationships) of $603 million the consolidation of $88 million in capital assets of a shared services entity effective July 1, 2003 (see Note 1 to the consolidated financial statements for more information).

Factors that decreased amortization expense consisted primarily of:

  the sale of the directories business in November 2002

  Telesat’s Anik E satellites becoming fully amortized in 2002.

NET BENEFIT PLANS EXPENSE

The net benefit plans expense of $44 million in Q3 2003 and $129 million on a year-to-date basis, compared unfavourably to a net benefit plans credit of $7 million in Q3 2002 and $25 million on a year-to-date basis. Due to poor capital market conditions, our pension plans had a weak fund performance in 2002, leading to an actual rate of return on plan assets of negative 6%. This created an actuarial loss, which led to approximately two-thirds of the unfavourable variance. After a review of market trends and our outlook, we reduced our assumption of expected long-term return on the market-related value of plan assets from 8.3% in 2002 to 7.5% in 2003, which led to the balance of the unfavourable variance.

     At December 31, 2002, on a solvency basis, our pension plans had a surplus of approximately $800 million. For the first nine months of 2003, our pension plans generated a nine-month return of approximately 7.2%.

RESTRUCTURING AND OTHER CHARGES

During the third quarter of 2003, Aliant recorded a pre-tax restructuring charge of $16 million ($4 million after taxes and non-controlling interest) as a result of a comprehensive restructuring plan of its subsidiary Xwave Solutions Inc. Costs associated with the restructuring plan include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. As at September 30, 2003, $10 million of the restructuring provision remained unpaid and is expected to be paid by the end of 2003.This charge was substantially offset by a credit relating to the reversal of a previously recorded restructuring provision at Bell Canada that was no longer considered necessary.

     Restructuring and other charges were $492 million for the first nine months of 2002.

OPERATING INCOME

Operating income of $1,073 million in Q3 2003 was $13 million lower compared to the same period last year. The decrease was mainly due to an increase in amortization expense and an unfavourable variance in the net benefit plans expense partially offset by lower restructuring and other charges and a higher EBITDA.

     On a year-to-date basis, the increase in operating income of $328 million compared to the same period last year is explained by lower restructuring and other charges and a higher EBITDA, partially offset by the unfavourable variance in the net benefit plans expense and an increase in amortization expense.

OTHER INCOME

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

Interest income	17	26	48	36
Foreign currency gains (losses)	(6)	(18)	30	37
Net gains on investments	–	12	–	192
Other	7	(23)	(2)	(20)

Other income (expense)	18	(3)	76	245

     The decrease of $9 million in interest income in Q3 2003 compared to the same period last year is due to the significant amount of cash and cash equivalents used to repay debt in the first nine months of 2003 and higher cash levels in Q3 2002 from the funds raised for the repurchase of SBC’s 20% indirect interest in Bell Canada. The increase of $12 million on a year-to-date basis compared to the same period last year is due to higher average cash levels, resulting mainly from the retained cash on hand from the sale of the directories business in November 2002, as well as the net cash raised to date in 2003 from operating and financing activities.

     Foreign currency gains are recognized when the Canadian dollar strengthens compared to the U.S. dollar, and foreign currency losses are recognized when the Canadian dollar weakens against the U.S. dollar. In April 2003, we entered into forward contracts to hedge U.S. $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on the principal portion of that debt. This explains the marginal foreign exchange impact in Q2 2003 and Q3 2003.

     On a year-to-date basis in 2002, the net gains on investments consisted mainly of:

  a net gain of $222 million on the sale of a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created a write-down of our portfolio investment in Nortel Networks Corporation for $98 million gains of $60 million from the reduction in ownership of Aliant’s investment in Stratos Global Corporation (Stratos) and the reorganization of TMI Communications and Company Limited Partnership.

INTEREST EXPENSE

The decrease in interest expense of $16 million in Q3 2003 compared to the same period last year was due to the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in debt is being amortized as a reduction to interest expense over the remaining terms of the long-term debt.

     On a year-to-date basis, the increase in interest expense of $35 million is explained by higher average debt levels in 2003, reflecting the impact of the additional debt incurred in the second half of 2002 to fund the repurchase price of SBC’s 20% indirect interest in Bell Canada and the negative free cash flows in 2002, which was partially offset by the impact of the completion of the purchase price allocation as described above.

INCOME TAXES

Income taxes of $292 million in Q3 2003 and $814 million on a year-to-date basis represent a 2.0% and a 2.7% reduction, respectively, compared to the same periods last year.

     The decline was mainly due to the reduction in the statutory income tax rate from 37.4% in 2002 to 35.4% in 2003, which outweighed the impact on income taxes of the increase in pre-tax earnings.

NON-CONTROLLING INTEREST

The decrease in non-controlling interest in Q3 2003 compared to the same period last year is mainly due to the repurchase of SBC’s 20% indirect interest in Bell Canada in 2002.

     The decrease on a year-to-date basis compared to the same period last year is further explained by:

  lower earnings at Aliant in 2003, mainly due to the dilution gain from the reduction in ownership of Aliant’s investment in Stratos Global Corporation and significant foreign exchange gains in Q2 2002 partially offset by:

  higher earnings at BCE Emergis in 2003, mainly due to the restructuring and other charges in Q2 2002.

DISCONTINUED OPERATIONS

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

Teleglobe
Operating losses	–	–	–	(76)
Loss on write-down	–	–	–	(73)
BCI
Loss on write-down	–	–	–	(191)
Aliant’s Emerging business segment
Operating losses	(1)	(4)	(9)	(13)
Net gain on disposal	(2)	–	5	–

Total	(3)	(4)	(4)	(353)

     The financial results of Teleglobe Inc. (Teleglobe) were reclassified as a discontinued operation effective April 24, 2002. As a result, we recorded a loss of $73 million in Q2 2002 on the write-down of our interest in Teleglobe to its net realizable value, which we determined to be nil.

     The financial results of Bell Canada International Inc. (BCI) were reclassified as a discontinued operation effective January 1, 2002. Effective June 30, 2002, we stopped consolidating BCI’s financial results and started accounting for the investment at cost. We recorded a loss of $191 million in Q2 2002 on the write-down of our investment to its net realizable value at that time.

     At September 30, 2003, virtually all of the assets of Aliant’s Emerging business segment had been sold. iMagicTV Inc. (iMagicTV) was sold in April 2003, Prexar LLC (Prexar) was sold in May 2003, and the significant subsidiaries of AMI Offshore Inc. (AMI Offshore) were sold in August 2003.

     Effective May 1, 2003, the results of these operations, which were previously presented in the Bell Canada Segment, have been presented as discontinued operations.

     Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of the financial condition, cash flows and liquidity factors of BCE.

Capital Structure

(in $ millions)	Q3 2003	Q4 2002

Cash and cash equivalents	(1,617)	(304)
Debt due within one year	1,600	2,021
Long-term debt	13,711	13,391
Retractable preferred shares	351	355

Total net debt	14,045	15,463
Non-controlling interest	3,576	3,584
Total shareholders’ equity	13,401	12,615

Total capitalization	31,022	31,662

Net debt to total capitalization	45.3%	48.8%

     Our net debt to capitalization ratio improved to 45.3% as at Q3 2003 from 48.8% as at Q4 2002 owing to improvements in net debt and total shareholders’ equity. Net debt improved by $1,418 million, driven primarily by:

  $1,516 million of free cash flow after payment of all dividends and capital expenditures in the first nine months of 2003

  Bell Canada’s sale of its 89.9% ownership interest in Certen, resulting in an overall net debt reduction of $135 million partially offset by:

  the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada, which resulted in an increase in long-term debt of $165 million (please refer to Note 3 to the consolidated financial statements for a summary of the purchase price allocation)

  the consolidation of $122 million of debt relating to a newly consolidated shared services entity effective July 1, 2003 (please refer to Note 1 to the consolidated financial statements for more details).

     Total shareholders equity increased by $786 million primarily as a result of $537 million of excess net earnings over the dividends declared on common and preferred shares in the first nine months of 2003 as well as an increase of $343 million in common and preferred shares.

     A portion of the $1.6 billion of cash on hand at September 30, 2003 may be used in Q4 2003 to support capital expenditure spending and operating expenses, as well as to repay approximately $614 million of Bell Canada and Aliant debt coming due in that quarter.

Summary of Cash Flows

The table below provides a summary of the flow of cash into and out of BCE for Q3 and YTD 2003 and 2002.

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

Cash from operating activities	1,904	1,484	4,504	3,342
Capital expenditures	(800)	(904)	(2,114)	(2,696)
Other investing activities	154	25	72	12
Preferred dividends and dividends paid
by subsidiaries to non-controlling interest	(52)	(146)	(176)	(351)

Free cash flow from operations,
before common dividends	1,206	459	2,286	307
Common dividends	(259)	(243)	(770)	(728)

Free cash flow from operations,
after common dividends	947	216	1,516	(421)
Business acquisitions	(7)	(1,378)	(77)	(1,407)
Business dispositions	55	–	55	432
Change in investments accounted for under
the cost and equity methods	1	(7)	8	(63)
Net issuance of equity instruments	5	2,303	167	2,516
Net issuance (repayment) of debt instruments	(217)	739	(396)	2,010
Financing activities of subsidiaries with third parties	(17)	44	35	201
Cash provided by (used in) discontinued operations	(1)	1	15	(933)
Other	55	(38)	(12)	(34)

Net increase in cash and cash equivalents	821	1,880	1,311	2,301

CASH FROM OPERATING ACTIVITIES

Cash from operating activities of $1,904 million in Q3 2003 improved by 28% or $420 million compared to the same period last year, owing primarily to the positive impact of changes in working capital, as well as to cash tax savings in 2003 from the utilization of tax losses against our current earnings and from the tax loss consolidation savings strategies between BCE Inc., BCE Emergis, Bell Canada Holdings Inc. (BCH) and Bell Canada. $35 million of the change in working capital also relates to tax refunds received in Q3 2003 generated from the utilization of losses.

     The year-to-date increase in cash from operating activities of $1,162 million, or 35%, over the same period last year is further explained by tax refunds of $347 million received in the first nine months of 2003 and $288 million of taxes paid on capital gains in the first nine months of 2002.

CAPITAL EXPENDITURES

We continue to make investments to expand our networks, to meet customer demand and for replacement purposes.

     Rigorous capital spending management programs and the impact of having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us led to a reduction in our capital expenditures by 11.5% in Q3 2003 when compared to the same period last year (22% on a year-to-date basis). This reduction in capital spending lowered our capital intensity ratio (capital expenditures divided by operating revenues) to 16.4% in Q3 2003 from 18.6% in the same period last year, and to 14.4% on a year-to-date basis in 2003 from 18.4% in the same period last year.

     The Bell Canada Segment’s capital intensity ratio fell to 16.6% in Q3 2003 from 19.3% in the same period last year and to 14.9% on a year-to-date basis in 2003, from 18.8% in the same period last year. The Bell Canada Segment accounted for 89% of our capital expenditures in Q3 2003 (91% on a year-to-date basis).

OTHER INVESTING ACTIVITIES

Cash flows from other investing items of $154 million in Q3 2003 and $72 million on a year-to-date basis in 2003 included:

  $83 million of proceeds received as a result of the unwinding of dividend rate swaps used to hedge dividend payments on $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares (please refer to Note 13 to the consolidated financial statements for more details)

  $62 million of insurance proceeds received by Telesat and Bell ExpressVu relating to the malfunction on the Nimiq 2 satellite.

BUSINESS ACQUISITIONS

There were no significant business acquisitions made in Q3 2003. Business acquisitions of $77 million in the first nine months of 2003 consisted mainly of our proportionate share of the cash consideration for CGI’s acquisition of Cognicase.

     Business acquisitions of $1.4 billion made in Q3 2002 consisted primarily of the repurchase from SBC of a 3.5% indirect interest in Bell Canada. There were no other major business acquisitions made during the first nine months of 2002.

BUSINESS DISPOSITIONS

Business dispositions of $55 million in Q3 2003 and on a year-to-date basis related to Bell Canada’s sale of its 89.9% ownership interest in Certen ($89 million in cash proceeds, net of $34 million of Certen’s cash and cash equivalents).

     There were no business dispositions in Q3 2002. Business dispositions of $432 million during the first nine months of 2002 included the sale of a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund by Bell Canada as well as the sale of the 1000 de La Gauchetière Street West building.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS

There were no significant changes to investments accounted for under the cost and equity methods during the first nine months of 2003.

     During the first nine months of 2002, Bell Globemedia purchased a 40% interest in the TQS network and other television stations for $72 million and sold its 12% interest in the History Channel for $18 million.

DIVIDENDS

We declared a common share dividend of $0.30 per share in Q3 2003, consistent with the same period in 2002. Total dividends paid on common shares increased to $259 million in Q3 2003 from $243 million in Q3 2002 ($770 million in the first nine months of 2003 compared to $728 million in the same period last year) due to the increase in the average number of common shares outstanding, from 864.1 million in Q3 2002 to 921.5 million in Q3 2003 (from 827.3 million to 919.3 million on a year-to-date basis).

     The increase in the average number of common shares outstanding was driven by BCE Inc.’s equity offerings in 2002 to fund part of the repurchase price of SBC’s 20% indirect interest in Bell Canada.

     We also realized a cash benefit of approximately $16 million in Q3 2003 ($55 million on a year-to-date basis) from issuing treasury shares to fund BCE Inc.’s dividend reinvestment plan, instead of purchasing shares on the open market.

     Dividends paid on preferred shares of $14 million in Q3 2003 increased slightly compared to the same period last year. This resulted from an increase in the number of preferred shares outstanding, partially offset by the savings we realized from the dividend rate swap agreements we had in place that, in effect, converted the fixed-rate dividends on some of our preferred shares to floating-rate dividends. Year-to-date dividends paid on preferred shares of $39 million were higher than the $30 million paid in the same period last year as a result of the increase in the number of preferred shares outstanding. Please see Equity instruments, for more information.

     As a result of BCE Inc.’s repurchase of SBC’s 20% indirect interest in Bell Canada in 2002, BCH no longer pays a dividend to SBC. As such, dividends paid by subsidiaries to third parties in Q3 2003 decreased by $96 million to $38 million compared to the same period last year (decrease of $184 million to $137 million on a year-to-date basis).

EQUITY INSTRUMENTS

In Q3 2002, we issued 85 million common shares to the public for $2 billion and 9 million common shares to SBC for $250 million as part of the financing for the repurchase of SBC’s 20% indirect interest in Bell Canada.

     In Q1 2002, we issued 20 million Series AA preferred shares for $510 million and redeemed 12 million Series W preferred shares for $306 million (including a $6 million premium on redemption).

     In Q1 2003, we issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million (including a $7 million premium on redemption).

DEBT INSTRUMENTS

During the first nine months of 2003, we made $396 million of net debt repayments (mainly at Bell Canada) which were financed by free cash flow generated to date of $1.5 billion. The remaining free cash flow of $1.1 billion increased our cash on hand, which stands at $1.6 billion as at September 30, 2003.

     We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

     The combined debt of BCE Inc. and Bell Canada make up 92% of our total debt portfolio. The average annual interest rate on our total debt generally ranges between 7.0% and 8.0%.

     The interest rates we pay are based on the quality of our credit ratings. The table below lists our credit ratings at October 28, 2003, all of which are investment grade. Investment grade ratings usually mean that we qualify for better than average interest rates when we borrow money.

     On May 13, 2003, Dominion Bond Rating Service (DBRS) removed the negative trend on BCE Inc.’s long-term debt and preferred share credit ratings. On May 15, 2003, Moody’s removed the negative trend on Bell Canada’s and BCE Inc.’s commercial paper and long-term debt credit ratings.

CREDIT RATINGS

BCE Inc.

	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid)/stable	R-1 (low)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (low)/stable	–
Long-term debt	A-/stable	A/stable	Baa-1/stable
Preferred shares	P-2/stable	Pfd-2/stable	–

Bell Canada

	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid)/stable	R-1 (mid)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (mid)/stable	–
Long-term debt	A/stable	A (high)/stable	A-3/stable
Preferred shares	P-2 (high)/stable	Pfd-2 (high)/stable	–

Liquidity

Our ability to generate cash in the short-term and the long-term, when needed, and to maintain capacity to provide for planned growth, is a function of our cash requirements as well as our sources of liquidity, which are described below.

     Our plan is to generate sufficient cash from our operating activities to pay for capital expenditures and dividends. In other words, our plan is to be free cash flow positive both in the short-term and the long-term. Also, the contractual obligations maturing in 2003 and in the long-term (which include maturing long-term debt) are expected to be repaid from cash on hand and cash generated from our operations or financed through the issuance of new debt.

CASH REQUIREMENTS

For the remainder of 2003, cash will be primarily required for capital expenditures, dividend payments and the payment of contractual obligations.

Capital expenditures

During the first nine months of 2003, we spent $2.1 billion in capital expenditures, representing 14.4% of year-to-date revenues. We expect that for the full year of 2003, capital expenditures will not exceed 17% of total revenues.

Dividends

Based on the current dividend policy of the Board of Directors and assuming no significant change to the number of outstanding common shares, we expect to pay quarterly dividends of approximately $261 million. This amount represents $0.30 per common share and is based on approximately 922.3 million common shares outstanding at September 30, 2003. The amount also reflects our expected cash savings resulting from issuing treasury shares to fund BCE Inc.’s dividend reinvestment plan, instead of purchasing them on the open market.

Contractual obligations

The table below provides a summary of our contractual obligations at September 30, 2003 and for the full years ended thereafter.

(in $ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	633	1,188	1,301	1,212	1,926	8,418	14,678
Notes payable and bank advances	81	–	–	–	–	–	81
Capital leases	35	120	86	80	58	173	552
Operating leases	171	384	322	282	254	1,677	3,090
Purchase obligations	814	793	369	276	239	421	2,912
Other long-term liabilities	–	29	93	94	101	138	455

Total	1,734	2,514	2,171	1,944	2,578	10,827	21,768

     The total amounts for long-term debt and notes payable and bank advances include an amount of $673 million (excluding $279 million of letters of credit) drawn under our committed credit facilities. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,778 million.

     The imputed interest to be paid in connection with the capital leases amounts to $157 million.

     Purchase obligations consist primarily of contractual obligations under service contracts as well as commitments for capital expenditures.

     The other long-term liabilities included in the table above relate to the following:

  Bell Canada’s future payments to Certen over the remaining life of the 7-year contract for the development of the billing system (refer to Note 3, Business acquisitions and dispositions for more details). This represents an aggregate outstanding amount of $313 million

  Bell Globemedia’s remaining obligations with respect to CRTC benefits owing on prior change of control transactions. This, along with other long-term liabilities, represents an aggregate amount of $142 million.

     At September 30, 2003, our other long-term liabilities also consisted of an accrued benefit liability, future income tax liabilities, BCE Inc. Series P retractable preferred shares, deferred revenue and gains on assets and various other long-term liabilities. The table above does not include these items due to the reasons outlined below:

  the timing and extent of the cash outlay of the accrued benefit liability cannot be determined with certainty, since future contributions depend primarily on the funding status of the pension plans, which varies based on the results of actuarial valuations that are performed periodically as well as the investment performance of the pension fund assets the timing and extent of the cash outlay of future income taxes cannot be determined with certainty, since future payments of income taxes depend on the levels of taxable earnings and on the availability of tax loss carryforwards which can be used to reduce income tax liabilities the timing of the potential cash outlay cannot be determined for the BCE Inc. Series P retractable preferred shares, since the shareholders have the option to cause BCE Inc. to redeem them at any time on a quarterly basis and BCE Inc. has the option to redeem them at any time deferred revenue and gains on assets are excluded from the table as they do not represent cash outlays.

OTHER CASH REQUIREMENTS

Our cash requirements may also be affected by the liquidity risks, some quantifiable, some not, associated with our contingencies, off-balance sheet arrangements and derivative instruments.

Bell West put and call options

The agreement between Bell Canada and Manitoba Telecom Services Inc. (MTS) to create Bell West includes put and call options relating to MTS’ 40% ownership interest in Bell West. If MTS exercises its put option in February 2004, Bell Canada will have to purchase MTS’ 40% interest in Bell West for a guaranteed price (currently valued at $613 million). Please refer to Note 14 to the consolidated financial statements for a more detailed description of the put and call options.

Guarantees

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, sales of assets, sales of services, securitization agreements and operating leases. Since the nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties, we cannot determine the impact of such indemnifications on our future liquidity, capital resources or credit risk profile. However, historically, we have not made any significant payments under such indemnifications. Please see Note 15 to the consolidated financial statements for more information on guarantees.

Securitization of accounts receivable

Bell Canada and Aliant have agreements in place under which they sold accounts receivable to securitization trusts for a total of $1,030 million. The primary purpose of these arrangements is to provide us with an alternative and less expensive form of financing. In this regard, these arrangements form an important part of our capital structure and liquidity. Without these arrangements, we would have had to finance approximately $1,030 million alternatively through the issuance of debt or equity, both of which would have been more expensive to us. The sold accounts receivable must in the aggregate meet minimum performance targets which are based on defined delinquency, default and receivable turnover ratio calculations as well as minimum credit ratings criteria. If in default, the full purchase price for the accounts receivable sold will have to be returned to the buyers. Please see Note 15 to the consolidated financial statements for a description of these agreements.

Derivative instruments

We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and BCE Inc. share price movements. We do not use derivative instruments for speculative purposes. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such instruments. At September 30, 2003, the carrying value of the outstanding derivative instruments was a net liability of $105 million. Their fair value amounted to a net liability of $136 million.

Litigation

We become involved in various claims and litigation as a regular part of our business. While we cannot predict the final outcome of claims and litigation that were pending at September 30, 2003 management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. You will find a more detailed description of the material claims and litigation pending at September 30, 2003 in the Recent Developments in Legal Proceedings section of this MD&A, updating the disclosure provided in BCE Inc.’s Annual Information Form for the year ended December 31, 2002, and in Note 14 to the consolidated financial statements.

SOURCES OF LIQUIDITY

Although we do not expect any cash shortfall in the foreseeable future, we believe that we have sufficient capacity in our existing and available financing facilities for contingency purposes.

     This sufficient capacity, along with our strengthening balance sheet, gives us the flexibility to support our planned future growth. In addition, from time to time, our liquidity sources can, if necessary, such as in connection with business acquisitions or for contingency purposes, be supplemented by the issuance of additional debt and/or equity as well as proceeds from the sale of non-core assets.

     The table below provides a summary of our lines of credit, bank facilities and commercial paper programs outstanding at September 30, 2003.

At September 30, 2003 (in $ millions)	Committed	Non-Committed	Total

Commercial paper credit lines	1,501	2,000	3,501
Other credit facilities	1,277	487	1,764

Total	2,778	2,487	5,265

Drawn	952	53	1,005
Undrawn	1,826	2,434	4,260

     BCE Inc., Bell Canada and Aliant may issue notes under their commercial paper programs in an amount that cannot exceed the amount of supporting committed lines of credit. As at September 30, 2003, the aggregate amount of such supporting committed lines of credit was $1.5 billion.

     At September 30, 2003, BCE Inc., Bell Canada and Aliant had no amounts outstanding under their commercial paper programs.

     In addition, BCE Inc. and Bell Canada can, under their commercial paper programs, issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that BCE Inc. may issue is $360 million and that Bell Canada may issue is $400 million. At September 30, 2003, Bell Canada and BCE Inc. had no Class E Notes outstanding.

     Included in the drawn portion of our total credit facilities are issued letters of credit of $279 million under our committed facilities and $28 million under our non-committed facilities.

Recent Developments in Legal Proceedings

This section provides a description of recent material developments in certain of the legal proceedings involving BCE described in BCE Inc.’s Annual Information Form for the year ended December 31, 2002 (BCE 2002 AIF) and a description of a new legal proceeding initiated since BCE Inc.’s most recent quarterly report.

Teleglobe-related lawsuits

Teleglobe lending syndicate lawsuit

As indicated in the BCE 2002 AIF, on November 28 and 29, 2002, the Ontario Superior Court of Justice heard the motions previously filed by BCE Inc. (i) to stay or dismiss the action on the basis that it does not have jurisdiction and that Québec is the convenient forum for the adjudication of the plaintiffs’ claims, and (ii) for a declaration that the plaintiffs’ legal counsel is in a position of conflict of interest acting as counsel to the plaintiffs and for an order removing the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs in this lawsuit.

     On March 20, 2003, the Ontario Superior Court of Justice ordered the removal of the plaintiffs’ legal counsel as solicitors of record for the plaintiffs. Leave to appeal this decision was granted on June 3, 2003 but BCE Inc. was informed on October 9, 2003 that the appeal will not be pursued by the plaintiffs. New counsel has been appointed as solicitors of record for the plaintiffs.

     On April 30, 2003, the Ontario Superior Court of Justice dismissed BCE Inc.’s motion to stay or dismiss the action on the basis that it does not have jurisdiction and that Québec is the convenient forum for the adjudication of the plaintiffs’ claims. Leave to appeal this decision was denied on July 15, 2003 and therefore the action will proceed in Ontario.

     On September 15, 2003, BCE Inc. filed its statement of defence with respect to this action.

VarTec lawsuit

As indicated in the BCE 2002 AIF, on March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion to (i) dismiss the action for improper venue and on the merits for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity, and (ii) strike the plaintiffs’ jury demand.

     In the hearing held on September 26, 2003, the United States District Court for the Northern District of Texas indicated that absent a request by the plaintiffs to transfer the action to the District of Columbia, it would enter an order dismissing the action for improper venue. On September 29, 2003, the plaintiffs filed a motion to transfer the action to the United States District Court for the District of Columbia, which was granted on October 9, 2003.

BCI-related lawsuits

BCI common shareholders lawsuit

As indicated in BCE Inc.’s 2003 Second Quarter Shareholder Report, on May 9, 2003, the Ontario Superior Court of Justice dismissed the action and the motion for certification as a class action. On June 27, 2003, the plaintiff filed an amended statement of claim, again seeking to have the action certified as a class action. On August 31, 2003, another BCI common shareholder filed a lawsuit asserting substantially the same allegations as those asserted in the first shareholder’s lawsuit. This second lawsuit seeks to proceed as a class action on behalf of the same proposed class as that proposed in the first shareholder’s lawsuit and seeks damages in the same amount as the first shareholder’s lawsuit. A hearing on BCE Inc.’s motions to dismiss both these actions is scheduled to take place on November 4, 2003.

6.75% debentureholders lawsuit

During the month of August 2003, BCE Inc. and the other defendants in this action filed their statements of defence with respect to this action.

6.50% debentureholders lawsuit

On August 31, 2003, a lawsuit was filed in the Ontario Superior Court of Justice by a former holder of $110 million of BCI’s 6.50% convertible unsecured subordinated debentures. The plaintiff seeks damages from BCI and its directors and BCE Inc. up to an amount of $110 million, together with interests and costs. The notice of action contains allegations substantially similar to those contained in the 6.75% debentureholders lawsuit described in the BCE 2002 AIF.

     On September 9, 2003, the parties to this action entered into an agreement with respect to the procedure to be followed in connection with this action. Pursuant to this agreement, the defendants will undertake limited examinations of the plaintiff to determine whether this action raises factual or legal issues or defences different from those in the 6.75% debentureholders lawsuit. If the defendants determine that no such different issues or defences exist, then the prosecution of this action will be stayed pending final adjudication or settlement of the 6.75% debentureholders lawsuit, and the resolution of the 6.75% debentureholders lawsuit shall form the basis for the final resolution of this action. This agreement is subject to the approval of the Ontario Superior Court of Justice in accordance with the BCI plan of arrangement.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. and BCI are of the view that they have strong defences and intend to vigorously defend their position.

Bell Globemedia lawsuit (Robertson class action)

As indicated in the BCE 2002 AIF, the plaintiffs have appealed the decision of the Ontario Superior Court of Justice that rejected their motion for partial summary judgment (including the rejection of a requested injunction), and the defendants have cross-appealed on a number of issues. This appeal and cross-appeal are now scheduled to be heard on February 23, 2004.

Iridium lawsuit

On October 23, 2003, Iridium Canada Inc. and Bell Mobility Inc. entered into an agreement with the plaintiffs in this lawsuit for the settlement of this action.

Forward-Looking Statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.

     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.

     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

      It is important to know that:

  forward-looking statements describe our expectations on the day they are made. For this MD&A, it is October 28, 2003 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section on the next page.

Risk Assessment

The following section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our segments.

     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.

     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently unaware.

BCE Group of Companies

OUR DEPENDENCE ON THE BELL CANADA SEGMENT

The Bell Canada Segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada Segment performs financially.

     For the three-month period ended September 30, 2003, the Bell Canada Segment accounted for 87% of our operating revenues, 95% of our EBITDA and 99% of our net earnings applicable to common shares on a consolidated basis. On a year-to-date basis, the Bell Canada Segment accounted for 87% of our operating revenues, 94% of our EBITDA and 95% of our net earnings applicable to common shares on a consolidated basis.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.

     The slower pace of growth of, and uncertainty in, the global economy have reduced demand for certain of our products and services, which negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

  lower than expected growth in data revenue for the Bell Canada Segment, because of softer demand from business and wholesale customers some reductions in the number of network access lines due to business failures, business contractions or competition lower spending on IT services, resulting in lower non-recurring revenue from BCE Emergis.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY

We continue to implement several productivity initiatives while reducing our capital intensity.

     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity initiatives and reduce capital intensity while maintaining the quality of our service. There could also be a material and negative effect on our profitability if any volume declines in connection with the sale of our products and services due to market factors are not met with concurrent expense reductions.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies but also with other businesses and industries, such as cable, software and Internet companies, and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks. In addition, we face increasing cross-platform competition, including competition to our wireline business coming from wireless and cable companies, and expect this type of competition to intensify in the future, as new technologies will be developed. Finally, we anticipate increasing competition from service providers using Voice over Internet Protocol (VoIP) technology as this technology improves and gains market acceptance.

     Cable companies and independent Internet service providers have increased competition in the Broadband and Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world.

     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services, and through consolidation in the industry.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

     Certain of our competitors have recently emerged from restructuring proceedings with substantially lower levels of indebtedness and, accordingly, they have the financial flexibility to offer products and services at prices below prevailing market rates.

     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, and introduce new and upgrade existing technologies, products and services.

     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS

We plan to reach our business objectives by implementing various plans and strategies, the most significant of which are described in BCE Inc.’s 2002 annual MD&A dated February 26, 2003 as updated in BCE Inc.’s 2003 first and second quarter MD&As dated April 29, 2003 and July 29, 2003, respectively, and in this MD&A. If our plans and strategies are unsuccessful, this could have a material and negative effect on our growth prospects and results of operations.

FINANCING OUR OPERATIONS

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debt.

      We finance our on-going capital needs in three ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets.

     Equity financings would dilute the holdings of existing equity investors. Significant additional debt financings could lower our credit ratings and increase our borrowing costs, giving us less flexibility to take advantage of business opportunities.

     Our ability to finance operations depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions and our business perspectives at the time capital is raised. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.

      If we cannot raise the capital we need, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in their interpretation, or the adoption of new, laws or regulations, including, without limitation, changes in, or the adoption of new, tax laws resulting in the increase of applicable tax rates or the introduction of new taxes, could also have a material and negative effect on our businesses, operating results and financial condition.

     On September 25, 2003, the Canadian Government tabled its response to the April 28, 2003 Report of the Standing Committee on Industry, Science and Technology and its recommendations on foreign investment restrictions on telecommunications carriers.

     The Government acknowledged the appropriateness of the Committee’s conclusion that removing foreign investment restrictions would benefit the telecommunications industry, as well as users of these services. The Government also accepted that in order to promote competition and regulate the industry in a smart, stable and efficient manner, it would be irresponsible to treat differently telecommunications common carriers and broadcasting distribution undertakings (BDUs).

     The Government also noted that the Standing Committee on Canadian Heritage expressed concerns that changes in ownership restrictions for either telecommunications common carriers or BDUs could have an adverse impact on the broadcasting system.

     The Government undertook to immediately launch an analysis on how best to reconcile the conflicting recommendations of the two Standing Committees. The Government stated that this review will be completed quickly and that by the Spring of 2004 the Government will be in a position to examine possible solutions.

     Until the Government specifies the possible solutions it will be examining, we are not in a position to assess the impact, if any, the above-mentioned developments may have on us.

      The BCE 2002 AIF contains a detailed description of:

  the principal legal proceedings involving us
  certain regulatory initiatives and proceedings affecting the Bell Canada Segment.

     Please see Recent Developments in Legal Proceedings in this MD&A for a description of recent material developments in the principal legal proceedings involving us and those initiated since BCE Inc.’s most recent quarterly report.

PENSION FUND CONTRIBUTIONS

As of our most recent actuarial valuation, most of our pension plans had pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.

     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, however, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     On a year-to-date basis in 2003, we have had positive returns on pension plan assets. However, should returns on pension plan assets decline again in the future, the surpluses would be further eroded, potentially resulting in the requirement to commence making contributions to the pension funds. This could also result in a material and negative effect on our net earnings.

FUNDING SUBSIDIARIES

BCE Inc. is currently funding and may continue to fund the operating losses of certain of its subsidiaries in the future, but is not obligated to do so. If BCE Inc. decides to stop funding any of its subsidiaries and a subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition.

     If BCE Inc. stopped funding a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. While we believe that this type of claim would have no legal foundation, it could negatively affect the market price of BCE Inc.’s securities. BCE Inc. would have to devote considerable management time and resources in responding to any claim.

ATTRACTING AND RETAINING SKILLED PEOPLE

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS

Many of our employees are represented by unions and are covered by collective bargaining agreements.

     Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 12,400 employees, are the following:

  the collective agreements between Bell Canada and the Communications, Energy and Paperworkers union of Canada representing approximately 7,000 craft and services employees which expire at the end of November 2003 the collective agreements between Bell Canada and the Canadian Telecommunications Employees’ Association representing approximately 1,000 communications sales employees which expire on December 31, 2003 several collective agreements between certain other companies of the Bell Canada Segment (including Aliant and Connexim L.P.) and their respective employees, representing approximately 4,300 employees several collective agreements between certain companies of the Bell Globemedia segment including CTV, and their respective employees, representing approximately 100 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

BCE Inc.

HOLDING COMPANY STRUCTURE

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada.

     BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc. If any of these subsidiaries, joint ventures or significantly influenced companies are liquidated or reorganized, the rights of their creditors will rank ahead of any rights BCE Inc. has to receive assets.

STOCK MARKET VOLATILITY

In the past, the common shares of BCE Inc. have generally experienced price volatility when certain announcements concerning BCE have been made. Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to this volatility. All of these factors, as well as general economic and political conditions, could have a material and negative effect on the market price of BCE Inc.’s common shares.

Bell Canada Segment

CHANGING WIRELINE REGULATION

The Bell Canada Segment’s business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap decision

In May 2002, the CRTC introduced new Price Cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

     The new rules create certain risks for the Bell Canada Segment. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada Segment.

CRTC decision on incumbent affiliates

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for the Bell Canada Segment.

     The decision provided that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

  all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval all new bundled contracts must receive CRTC approval before implementation carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a further decision that requires Bell Canada and its carrier affiliates to include in their tariffs, filed with the CRTC, a detailed description of the services provided under the bundled arrangement with their customers. While the name of the customers will remain confidential, the tariffs will disclose, on the public record, the pricing and service arrangements between the Bell Canada Segment and those customers. On October 23, 2003, Bell Canada submitted an application to the Federal Court of Appeal asking for leave to appeal and a stay of certain aspects of this decision on the basis that it raises important issues about public disclosure of customer-specific commercial information that could compromise the competitiveness of these customers.

     These decisions could have a negative effect on the selection, by certain of our large customers, of Bell Canada and other entities of the Bell Canada Segment as their preferred service supplier in the future. Moreover, while these decisions increase the regulatory burden for the Bell Canada Segment at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of these decisions or to separate them from the normal risk of loss of revenues resulting from competition.

CRTC PUBLIC NOTICE ON CHANGES TO PRICE FLOOR

On October 23, 2003, the CRTC issued a public notice seeking comments on its preliminary view that revised rules may be needed for the pricing of new retail services, service bundles and volume or term contracts by the incumbent local exchange carriers. While the CRTC has proposed some interim measures to be applied during the public notice process, it is too early to determine the financial impact of the CRTC’s proposals on the Bell Canada Segment in the pricing of new retail services and ability to provide service bundles.

LICENSES AND CHANGING WIRELESS REGULATION

Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licenses at his or her discretion under the Radiocommunication Act. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although it is expected that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.

     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase the Bell Canada Segment’s license fees if it is implemented as proposed.

     In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada Segment.

INCREASED ACCIDENTS FROM USING CELL PHONES

Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it did in Newfoundland and Labrador and several U.S. states. As a result, cell phone use in vehicles could decline, which would negatively affect the Bell Canada Segment and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS

Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on the Bell Canada Segment’s business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada Segment and other wireless service providers.

BELL EXPRESSVU

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. Please see Risk Assessment – BCE Ventures – Telesat for a description of certain risks affecting satellites and, in particular, Nimiq 2.

     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license was scheduled for renewal in August 2003 but was given a further six month administrative renewal to February 2004 pending CRTC approval of Bell ExpressVu’s application for license renewal. CRTC hearings on Bell ExpressVu’s license renewal application were held in October 2003. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen or that the terms of such renewal will remain identical.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu is actively seeking to reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and potentially increase churn.

Bell Globemedia

DEPENDENCE ON ADVERTISING

Bell Globemedia’s revenue from its television and print businesses depends in large part on advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn therefore tends to make it more difficult for Bell Globemedia to maintain or increase revenues.

INCREASING FRAGMENTATION IN TELEVISION MARKETS

Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001.

     We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

REVENUES FROM DISTRIBUTING TELEVISION SERVICES

A significant portion of revenues generated by CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. There is no assurance that the contracts will be renewed on equally favourable terms.

INCREASED COMPETITION FOR FEWER PRINT CUSTOMERS

Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and a commuter paper in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. The combination of these factors has resulted in higher costs, more competition in advertising rates and, consequently, lower profit margins at The Globe and Mail.

BROADCAST LICENSES

Each of CTV’s conventional and specialty services operates under licenses issued by the CRTC for a fixed term of up to seven years. These licenses are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and the conditions of each licensing or renewal decision, all of which may change.

     There is no assurance that any of CTV’s licenses will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE Emergis

FLUCTUATIONS IN CURRENCY EXCHANGE RATES

BCE Emergis is affected by fluctuations in the currency exchange rates between the Canadian and U.S. dollars. The stronger Canadian dollar has had and could continue to have a material and negative effect on BCE Emergis’ revenues and net earnings.

ADOPTION OF eBUSINESS

The success of BCE Emergis depends on widespread use of the Internet as well as other electronic networks as a way to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected.

     BCE Emergis must increase the number of transactions it processes to build recurring revenue. This increase will depend on the rate at which its solutions are adopted by its customers and distributors’ customers. It will also depend on BCE Emergis’ ability to build an effective sales force as well as stimulate its distributors’ sales and influence their marketing plans for its solutions.

CHANGES IN THE U.S. HEALTH CARE LANDSCAPE

The consolidation of health care service providers as well as changes in the U.S. health care landscape may have a material and negative effect on BCE Emergis’ business.

OPERATING RESULTS

BCE Emergis has announced plans to focus on key growth areas, drive core recurring revenue growth, streamline its service offerings and operating costs and add new services. BCE Emergis will also pursue a review of its various product lines and businesses to ensure they continue to meet its goals. If it fails to successfully carry out these plans, there could be a material and adverse effect on BCE Emergis’ results of operations.

     BCE Emergis has incurred losses in the past. Its revenue depends substantially on the amount of services which its customers purchase throughout the year. In addition, it has a number of major customers representing a significant portion of its revenue. If BCE Emergis loses a contract with a major client and cannot replace it or there is a significant decrease in the number of transactions BCE Emergis processes, it could have a material and adverse effect on it. Most of BCE Emergis’ contracts are for a term of three to five years, except those with its e-health (U.S.) operations which are generally renewable on an annual basis as is customary in that industry.

     The operating results of BCE Emergis have fluctuated in the past, mainly because of variability in non-recurring revenue, the effect of acquisitions and exited activities. BCE Emergis expects fluctuations to continue in the future. Significant fluctuations in BCE Emergis’ operating results may harm its business operations by making it difficult to implement its business plan and achieve its results.

SUCCESS OF U.S.-BASED OPERATIONS

To be successful in the United States involves significant management and financial resources. If BCE Emergis is unsuccessful, this could have a material and adverse effect on its business and operating results.

CONTROL BY BCE INC.

BCE Inc., which owns approximately 65% of the outstanding common shares of BCE Emergis, can, subject to applicable law, exercise significant control and influence over the affairs of BCE Emergis, including virtually all matters submitted to a shareholder vote.

     BCE Inc. has no obligation to remain the majority shareholder or to maintain its current level of ownership in BCE Emergis. The announcement of a decision by BCE Inc. to change the treatment of its investment in BCE Emergis, to sell all or a portion of its common shares of BCE Emergis, or any other decision to the same effect could materially and adversely affect BCE Emergis, its prospects and the market price of its common shares.

ACQUISITIONS

BCE Emergis’ growth strategy includes making strategic internally funded acquisitions. There is no assurance that it will find suitable companies to acquire or that it will have enough resources to complete any acquisition. There could be difficulties with integrating the operations of recently acquired companies with its existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

STRATEGIC RELATIONSHIPS

BCE Emergis relies on strategic relationships to increase its customer base, including its relationships with Bell Canada, Visa and Freddie Mac. If these relationships fail, there could be a material and adverse effect on its business and operating results.

DEPENDENCE ON CONTRACTING MEDICAL SERVICE PROVIDERS

The growth of BCE Emergis’ eHealth Solutions Group, North America business unit depends on its ability to:

  retain contracts with existing providers

  attract new providers

  retain or improve the discounts given by providers.

     In addition, the results of BCE Emergis could be materially and adversely affected if:

  it loses a significant number of contracts with providers that have a large number of customers, and is unable to replace them with contracts with other providers contracts with its providers are renegotiated with reduced discounts.

EXPOSURE TO PROFESSIONAL LIABILITY

BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:

  adverse medical consequences because services were denied

  the cost of services that were denied

  errors or omissions by health care professionals.

     These claims could have a material and adverse effect on the business and operating results of BCE Emergis.

DEFECTS IN SOFTWARE OR FAILURES IN THE PROCESSING OF TRANSACTIONS

Defects in BCE Emergis’ owned or licensed software products, delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and operating results.

SECURITY AND PRIVACY BREACHES

If BCE Emergis is unable to protect the physical and electronic security and privacy of applications, databases and transactions, its business, including customer relationships, could be materially and adversely affected.

PROTECTION OF INTELLECTUAL PROPERTY

BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property and this could materially harm its business.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS

Third parties may claim that BCE Emergis infringes on their intellectual property. Any such claims, with or without merit, could materially harm its business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights.

INTEGRITY OF PUBLIC KEY CRYPTOGRAPHY TECHNOLOGY

BCE Emergis’ security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially harm its business and operating results.

BCE Ventures

TELESAT

On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. An investigation by the Nimiq 2 satellite manufacturer has determined that the malfunction cannot be corrected. Nimiq 2 has been configured such that 26 of the 32 transponders on the satellite are being operated at this time. Operating under this configuration, Telesat expects the number of operational transponders to decrease over time to approximately 20 by the end of the satellite’s life which will occur in approximately 12 years. Nimiq 2 is insured and Telesat has successfully and satisfactorily settled an insurance claim for the loss during the third quarter of 2003.

     In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in available power on the satellite. It indicated that power levels on the Anik F1 satellite will continue to degrade at the rates observed to date. Telesat believes that this will result in some core services on the satellite being affected in mid-2005.

     Telesat has a satellite under construction, Anik F1R, which is expected to replace Anik F1 in a timeframe that will ensure continuity of service for its customers. Telesat has insurance in place to cover the power loss on Anik F1, and in December 2002 it filed a claim with its insurers. Although Telesat believes that the claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.

     Telesat also has another satellite under construction, Anik F2. There has been a delay in the delivery of Anik F2 by the satellite manufacturer. Telesat has made arrangements for the lease of an in-orbit satellite to cover the delay. Additional delay in the delivery of Anik F2 could potentially have an adverse effect on Telesat’s ability to provide service, result in additional costs and could cause the refund of customer prepayments for service on the satellite.

     There is a risk that the satellites under construction, Anik F2 and Anik F1R, or other satellites built in the future, may not be launched successfully. Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch coverage for the full value of the Anik F2 satellite, or of any other satellite proposed to be launched, at a favourable rate.

     Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has put a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. There is no assurance that Telesat will be able to renew its in-orbit insurance coverage in sufficient amount at favourable terms.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.

     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.

     It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.

     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 and Note 1 to the consolidated financial statements for the third quarter of 2003 for more information about the accounting principles we use to prepare our financial statements.

Key Estimates and Assumptions

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenues and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.

     We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.

     Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees. The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.

     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.

     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

     The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:

  the discount rate

  the expected long-term rate of return on plan assets.

Discount rate

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long term high-quality corporate fixed income investments.

     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation and a lower pension surplus, which could at some level require us to make contributions to the plan.

Expected long-term rate of return

In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%, resulting in a significant accumulated actuarial loss. We expect this accumulated actuarial loss to negatively impact pre-tax earnings by about $120 million in 2003.

     We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this change to reduce pre-tax earnings by about $80 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for losses that we expect will result from customers who do not make their required payments.

     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS

The estimated useful life of long-lived assets is used to determine amortization expense.

     We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.

     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:

  a higher amortization expense in future periods

  an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT

We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We usually measure impairment using a projected undiscounted cash flow method. If the asset’s carrying value is more than its recoverable value, we record the difference as an impairment charge.

     We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that they might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.

     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.

     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

CONTINGENCIES

We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on then available information.

     We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

     If the final resolution of a legal or regulatory matter results in a judgment against us or the payment of a large settlement by us, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs.

RESTRUCTURING AND OTHER CHARGES

We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.

     These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.

     Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.

     As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES

Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost. Please see Changes to accounting standards, for more information.

Changes to Accounting Standards

Please see Note 1 to the consolidated financial statements for the third quarter of 2003, for a description of the changes to the accounting standards and how they affect our financial statements.

Consolidated Statements of Operations

For the period ended September 30	Three months		Nine months
(in $ millions, except share amounts) (unaudited)	2003	2002(1)	2003	2002(1)

Operating revenues	4,883	4,856	14,719	14,672

Operating expenses	2,940	2,929	9,007	9,001
Amortization expense	825	769	2,397	2,347
Net benefit plans expense (credit)	44	(7)	129	(25)
Restructuring and other charges (Note 4)	1	79	1	492

Total operating expenses	3,810	3,770	11,534	11,815

Operating income	1,073	1,086	3,185	2,857
Other (income) expense (Note 5)	(18)	3	(76)	(245)
Interest expense (Note 6)	272	288	847	812

Earnings from continuing operations before income taxes and non-controlling interest	819	795	2,414	2,290
Income taxes	292	298	814	837
Non-controlling interest	60	128	181	405

Earnings from continuing operations	467	369	1,419	1,048
Discontinued operations (Note 7)	(3)	(4)	(4)	(353)

Net earnings	464	365	1,415	695
Dividends on preferred shares	(18)	(16)	(50)	(43)

Net earnings applicable to common shares	446	349	1,365	652

Net earnings per common share – basic (Note 8)
Continuing operations	0.49	0.41	1.49	1.21
Discontinued operations	–	(0.01)	–	(0.43)
Net earnings	0.49	0.40	1.49	0.78
Net earnings per common share – diluted (Note 8)
Continuing operations	0.49	0.41	1.49	1.21
Discontinued operations	–	(0.01)	–	(0.44)
Net earnings	0.49	0.40	1.49	0.77
Dividends per common share	0.30	0.30	0.90	0.90
Average number of common shares outstanding – basic (millions)	921.5	864.1	919.3	827.3

Consolidated Statements of Deficit

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Balance at beginning of period, as previously reported	(6,079)	(7,649)	(6,149)	(7,468)
Adjustment for change in accounting policies (Note 1)	–	(227)	(286)	(218)

Balance at beginning of period, as restated	(6,079)	(7,876)	(6,435)	(7,686)
Consolidation of variable interest entity (Note 1)	(25)	–	(25)	–
Net earnings	464	365	1,415	695
Dividends
– Preferred shares	(18)	(16)	(50)	(43)
– Common shares	(277)	(272)	(828)	(757)

	(295)	(288)	(878)	(800)
Costs relating to the issuance of common shares	–	(62)	–	(62)
Premium on redemption of preferred shares (Note 11)	–	–	(7)	(6)
Other	(2)	10	(7)	8

Balance at end of period	(5,937)	(7,851)	(5,937)	(7,851)

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 34. They are an important part of these consolidated financial statements.

Consolidated Balance Sheets

	September 30	December 31
(in $ millions) (unaudited)	2003	2002 (1)

ASSETS
Current assets
Cash and cash equivalents	1,617	304
Accounts receivable (net of allowance for doubtful accounts of
$220 million and $207 million for 2003 and 2002, respectively)	2,417	2,328
Other current assets	828	774
Current assets of discontinued operations	3	26

Total current assets	4,865	3,432
Capital assets	21,183	20,633
Other long-term assets	3,641	3,941
Indefinite-life intangible assets (Note 9)	2,904	900
Goodwill (Note 10)	8,402	10,118
Non-current assets of discontinued operations	51	82

Total assets	41,046	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,799	3,820
Debt due within one year	1,600	2,021
Current liabilities of discontinued operations	2	19

Total current liabilities	5,401	5,860
Long-term debt	13,711	13,391
Other long-term liabilities	4,954	3,652
Non-current liabilities of discontinued operations	3	4

Total liabilities	24,069	22,907

Non-controlling interest	3,576	3,584

Commitments and contingencies (Note 14)
SHAREHOLDERS’ EQUITY
Preferred shares (Note 11)	1,670	1,510

Common shareholders’ equity
Common shares (Note 11)	16,703	16,520
Contributed surplus	1,035	1,010
Deficit	(5,937)	(6,435)
Currency translation adjustment	(70)	10

Total common shareholders’ equity	11,731	11,105

Total shareholders’ equity	13,401	12,615

Total liabilities and shareholders’ equity	41,046	39,106

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 34. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2003	2002(1)	2003	2002(1)

Cash flows from operating activities
Earnings from continuing operations	467	369	1,419	1,048
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	825	769	2,397	2,347
Net benefit plans expense (credit)	44	(7)	129	(25)
Restructuring and other charges (non-cash portion)	(5)	67	(5)	472
Net gains on investments	–	(11)	–	(186)
Future income taxes	156	106	275	(16)
Non-controlling interest	60	128	181	405
Other items	(71)	(89)	(227)	(202)
Changes in non-cash working capital	428	152	335	(501)

	1,904	1,484	4,504	3,342

Cash flows from investing activities
Capital expenditures	(800)	(904)	(2,114)	(2,696)
Business acquisitions	(7)	(1,378)	(77)	(1,407)
Business dispositions	55	–	55	432
Decrease (increase) in investments accounted for under the cost and equity methods	1	(7)	8	(63)
Other items	154	25	72	12

	(597)	(2,264)	(2,056)	(3,722)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(73)	(58)	(242)	420
Issue of long-term debt	17	1,104	1,881	2,399
Repayment of long-term debt	(161)	(307)	(2,035)	(809)
Issue of common shares	5	2,381	14	2,390
Costs relating to the issuance of common shares	–	(78)	–	(78)
Issue of preferred shares	–	–	510	510
Redemption of preferred shares	–	–	(357)	(306)
Issue of equity securities and convertible debentures
by subsidiaries to non-controlling interest	22	44	109	201
Redemption of equity securities by subsidiaries	(39)	–	(74)	–
Cash dividends paid on common and preferred shares	(273)	(255)	(809)	(758)
Cash dividends paid by subsidiaries to non-controlling interest	(38)	(134)	(137)	(321)
Other items	56	(40)	(6)	(36)

	(484)	2,657	(1,146)	3,612

Effect of exchange rate changes on cash and cash equivalents	(1)	2	(6)	2

Cash provided by continuing operations	822	1,879	1,296	3,234
Cash provided by (used in) discontinued operations	(1)	1	15	(933)

Net increase in cash and cash equivalents	821	1,880	1,311	2,301
Cash and cash equivalents at beginning of period	796	990	306	569

Cash and cash equivalents at end of period	1,617	2,870	1,617	2,870
Consists of:
Cash and cash equivalents of continuing operations	1,617	2,866	1,617	2,866
Cash and cash equivalents of discontinued operations	–	4	–	4

Total	1,617	2,870	1,617	2,870

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 34. They are an important part of these consolidated financial statements.

Notes to Consolidated Financial Statements – BCE Inc.

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 54 to 81 of BCE Inc.’s 2002 Annual Report. Figures in these notes are unaudited.

1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2002, except as noted below.

BASIS OF PRESENTATION

We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.

We have restated financial information for 2002 to reflect:

  the accounting treatment of Aliant Inc.’s (Aliant) investments in AMI Offshore Inc., Prexar LLC and iMagicTV Inc. as discontinued operations effective May 1, 2003 the adoption of the fair value-based method of accounting for employee stock options effective January 1, 2003 the change in the method of accounting for subscriber acquisition costs from a deferral and amortization method to an expense as incurred method effective January 1, 2003.

RECENT CHANGES TO ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

  all stock-based awards to non-employees
  direct awards of stock and stock appreciation rights to employees awards to employees that can be settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

     Prior to January 1, 2003, we accounted for employee stock options by measuring the compensation cost of the options as the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.

     Effective January 1, 2003, we changed our accounting to the fair value based method and started to account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 using a Black-Scholes option pricing model.

     As a result of applying this change in accounting policy, we restated the comparative figures for 2002, and recorded a compensation expense of $15 million and $21 million for the three months and nine months ended September 30, 2002, respectively. The effect as at December 31, 2002 was to increase the deficit by $27 million, decrease non-controlling interest by $3 million and increase contributed surplus by $30 million. Please see Note 12, Stock-based compensation plans, for the assumptions used under the fair value method.

Subscriber acquisition costs

Prior to 2003, we accounted for the costs of acquiring subscribers as follows:

  we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite television service subscribers against earnings over three years we deferred and amortized the costs of acquiring wireless subscribers against earnings over the terms of the contracts. The terms are normally up to 24 months we expensed all other subscriber acquisition costs as they were incurred.

     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

     Effective January 1, 2003, we changed our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.

     As a result of applying this change in accounting policy, we restated the comparative figures for 2002. For the three months and nine months ended September 30, 2002:

  operating revenues increased by $51 million and $130 million, respectively operating expenses increased by $60 million and $146 million, respectively income taxes decreased by $3 million and $6 million, respectively non-controlling interest decreased by $2 million and $3 million respectively.

     The effect as at December 31, 2002 was to:

  decrease other current assets by $133 million
  decrease other long-term assets by $339 million
  increase goodwill by $15 million
  decrease future income tax liabilities by $189 million
  decrease non-controlling interest by $9 million
  increase deficit by $259 million.

     As a result of applying the accounting policy changes relating to stock-based compensation and subscriber acquisition costs, the total deficit as at January 1, 2003 increased by $286 million.

Disclosure of guarantees

Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Please see Note 15, Off balance sheet arrangements, for more information.

     The adoption of this guideline did not have an impact on our consolidated financial statements.

Disposal of long-lived assets and discontinued operations

Effective May 1, 2003, we adopted the new recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations. This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lower of its carrying value amount or fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     The adoption of this standard did not have an impact on our consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation of variable interest entities

Effective July 1, 2003, we early adopted Accounting Guideline 15, Consolidation of variable interest entities, on a prospective basis as permitted by the guideline. The effective date of the guideline is January 1, 2004. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

     We performed a review, and concluded that the entity with which Bell Canada entered into a 10-year shared services agreement effective June 22, 2001 met the criteria for consolidation set out in this guideline. This entity, which is a corporation owned by a third party, provides Bell Canada with systems and administrative services. Prior to consolidation, we reported operating expenses relating to the fees charged to Bell Canada for the services provided by this entity.

The effect on our consolidated balance sheet as at July 1, 2003 was to:

  increase total assets by $102 million (of which $88 million are capital assets)
  increase total liabilities by $127 million (of which $122 million is long-term debt)
  increase deficit by $25 million.

     The net effect on our consolidated statement of operations for the three months ended September 30, 2003 was to:

  decrease operating revenues by $2 million
  decrease operating expenses by $8 million
  increase amortization expense by $11 million
  increase interest expense by $2 million
  decrease net earnings by $7 million.

     The net effect on our consolidated statement of cash flows for the three months ended September 30, 2003 was to:

  increase cash flows from operating activities by $2 million increase cash flows from investing activities by $8 million decrease cash flows from financing activities by $3 million.

FUTURE CHANGES TO ACCOUNTING POLICIES

Impairment of long-lived assets

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

     The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value.

     This section comes into effect on January 1, 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.

     Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

     This section comes into effect on January 1, 2004. We are currently evaluating the impact of this standard on our consolidated financial statements.

Hedging relationships

The CICA recently issued Accounting Guideline 13, Hedging relationships. The guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

  the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

     For hedging relationships that qualify for hedge accounting, we will continue applying the existing accounting treatment on January 1, 2004, as described in Note 1 to the consolidated financial statements for the year ended December 31, 2002.

     For hedging relationships that no longer qualify for hedge accounting, we will stop applying the existing accounting treatment on January 1, 2004 and start recognizing the fair value of the derivative on the balance sheet from that time, with any changes in the fair value of that derivative being recognized immediately in net earnings.

     The guideline comes into effect on January 1, 2004. We are currently evaluating the impact of this guideline on our consolidated financial statements.

     Please see Note 13, Derivative instruments, for a list of our outstanding hedging relationships at September 30, 2003.

2. SEGMENTED INFORMATION

We operate under four segments, the Bell Canada Segment, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance.

Notes to Consolidated Financial Statements – BCE Inc.

2. SEGMENTED INFORMATION (continued)

     Effective January 1, 2003, the results of Bell Canada Holdings Inc. (BCH), Bell Canada’s holding company, are now classified under Corporate and other, whereas previously they were classified under the Bell Canada Segment.

For the period ended September 30		Three months		Nine months
(in $ millions)		2003	2002(1)	2003	2002(1)

Operating revenues
Bell Canada Segment	External	4,264	4,294	12,734	12,895
	Inter-segment	42	55	115	139

		4,306	4,349	12,849	13,034
Bell Globemedia	External	287	263	961	880
	Inter-segment	9	10	27	31

		296	273	988	911
BCE Emergis	External	98	102	296	299
	Inter-segment	19	33	69	110

		117	135	365	409
BCE Ventures	External	231	197	723	594
	Inter-segment	69	61	194	188

		300	258	917	782
Corporate and other	External	3	–	5	4
	Inter-segment	4	7	13	18

		7	7	18	22

Less: Inter-segment eliminations		(143)	(166)	(418)	(486)

Total operating revenues		4,883	4,856	14,719	14,672

Net earnings applicable to common shares
Bell Canada Segment		442	328	1,290	1,004
Bell Globemedia		(1)	(11)	12	1
BCE Emergis		11	15	23	(62)
BCE Ventures		30	15	107	98
Corporate and other, including
inter-segment eliminations		(15)	22	(13)	7

Total earnings from continuing operations		467	369	1,419	1,048
Discontinued operations		(3)	(4)	(4)	(353)
Dividends on preferred shares		(18)	(16)	(50)	(43)

Total net earnings applicable to common shares		446	349	1,365	652

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

Repurchase of SBC’s 20% interest in BCH

On June 28, 2002, BCE Inc., BCH and entities controlled by SBC Communications Inc. (SBC) entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% interest in BCH for $6.32 billion and at the time, preliminarily allocated $5,430 million of the purchase price to goodwill. During the third quarter of 2003, we completed the purchase price allocation relating to this repurchase, which resulted in the reallocation of $1,758 million from goodwill to other net assets of BCH, based on their fair values on the date of repurchase.

The effect on our consolidated balance sheet was to:

  increase investments by $18 million which are classified in other long term assets decrease accrued benefit asset by $456 million which is classified in other long term assets increase brand name by $1,986 million which is classified as an indefi-nite-life intangible (see note 9)

  increase customer relationships by $603 million which are classified in capital assets and are amortized over the remaining useful life of the customer relationships, which range from 5 to 40 years.

  increase long-term debt by $165 million

  increase future income tax liability by $228 million which is classified in other long term liabilities.

     The goodwill is not deductible for tax purposes.

CGI Group Inc.’s (CGI) acquisition of Cognicase Inc. (Cognicase)

During the first quarter of 2003, CGI acquired 100% of the outstanding common shares of Cognicase. As a result of the acquisition, BCE Inc.’s equity ownership interest in CGI was reduced from 31.5% to 29.9%, and a dilution gain of $5 million was recognized. Cognicase provides solutions including the implementation of e-business solutions, application services provider (ASP) services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services. The acquisition has been accounted for using the purchase method of accounting. The consolidated statements of operations include the results of Cognicase from the date of acquisition. The table below shows the preliminary purchase price allocation which is based on estimates. The final purchase price allocation is expected to be completed within 12 months from the acquisition date.

		BCE’s
(in $ millions)	CGI	proportionate share

Non-cash working capital items	(103)	(31)
Capital assets	39	12
Contract costs and other long-term assets	149	45
Future income taxes	(20)	(6)
Goodwill (1)	300	89
Long-term debt	(41)	(12)

	324	97
Cash position at acquisition	23	7

Net assets acquired	347	104

Consideration
Cash	180
Acquisition costs	7
Balance of purchase price	18
Issuance of 19,850,245 CGI Class A subordinate shares (2)	142

	347

(1)	The goodwill is not deductible for tax purposes.
(2)	The value of the CGI shares issued as consideration was determined using the weighted average closing share price on the Toronto Stock Exchange for the period of ten days before the terms of the business combination were agreed upon and announced.

Sale of Certen Inc. (Certen)

On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited (Amdocs). Concurrently with the sale, Bell Canada extended by three years its arrangement with Certen and Amdocs relating to billing operations outsourcing, customer care and billing solutions development. The remaining term of the arrangement is 7 years.

     The consideration Bell Canada received for the sale was $89 million in cash and the right to use and modify the intellectual property relating to the billing system platform in perpetuity. As a result, Bell Canada recorded an intangible asset of $494 million (classified under capital assets) representing the value of the right to use and modify the intellectual property relating to the billing system platform in perpetuity, which will be amortized against earnings over the remaining life of the contract.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS (continued)

     At the time of the sale, the net carrying value of Certen’s net assets was $159 million. Certen had total assets amounting to $450 million (including $34 million in cash and cash equivalents) and total liabilities of $291 million. At the time of the sale, Bell Canada also recorded a liability of $392 million representing the future payments that will be made to Certen over the remaining life of the contract relating to the development of the billing system, which was substantially completed at the time of the sale. The future income tax liability relating to the intangible asset and long-term liability amounted to $32 million.

     The transaction did not result in any gain or loss for Bell Canada. Prior to the sale, the results of operations of Certen were presented in the Bell Canada Segment.

4. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 2003, Aliant recorded a pre-tax restructuring charge of $16 million ($4 million after taxes and non-controlling interest) as a result of a comprehensive restructuring plan of its subsidiary Xwave Solutions Inc. Costs associated with the restructuring plan include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. As at September 30, 2003, $10 million of the restructuring provision remained unpaid and is expected to be paid by the end of 2003.This charge was substantially offset by a credit relating to the reversal of previously recorded restructuring provisions at Bell Canada that were no longer considered necessary.

5. OTHER (INCOME) EXPENSE

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Net gains on investments	–	(12)	–	(192)
Foreign currency (gains) losses	6	18	(30)	(37)
Other	(24)	(3)	(46)	(16)

Other (income) expense	(18)	3	(76)	(245)

6. INTEREST EXPENSE

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Interest expense on long-term debt	256	269	810	763
Interest expense on other debt	16	19	37	49

Total interest expense	272	288	847	812

7. DISCONTINUED OPERATIONS

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Teleglobe Inc. (Teleglobe)	–	–	–	(149)
Bell Canada International Inc. (BCI)	–	–	–	(191)
Aliant’s Emerging business segment	(3)	(4)	(4)	(13)

Net loss from discontinued operations	(3)	(4)	(4)	(353)

     The financial results of Teleglobe and BCI were reclassified as discontinued operations effective April 24, 2002 and January 1, 2002, respectively.

     At September 30, 2003, virtually all of the assets of Aliant’s Emerging business segment had been sold. iMagicTV Inc. (iMagicTV) was sold in April 2003, Prexar LLC (Prexar) was sold in May 2003, and the significant subsidiaries of AMI Offshore Inc. (AMI Offshore) were sold in August 2003.

     Effective May 1, 2003, the results of these operations, which were previously presented in the Bell Canada Segment, have been presented as discontinued operations.

     Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.

     The table below provides a summarized statement of operations for the discontinued operations.

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Revenue	6	17	29	735

Operating loss from discontinued operations, before tax	(5)	(5)	(19)	(149)
Gain (loss) on discontinued operations, before tax	(1)	–	10	(282)
Income tax recovery (expense) on operating loss (gain)	(3)	(2)	1	43
Income tax recovery (expense) on loss (gain)	2	–	(1)	18
Non-controlling interest	4	3	5	17

Net loss from discontinued operations	(3)	(4)	(4)	(353)

8. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

	Three months		Nine months
For the period ended September 30	2003	2002(1)	2003	2002

Earnings from continuing operations
(numerator) (in $ millions)
Earnings from continuing operations	467	369	1,419	1,048
Dividends on preferred shares	(18)	(16)	(50)	(43)

Earnings from continuing operations – basic	449	353	1,369	1,005
Assumed exercise of put options by CGI shareholders (2)	–	3	–	9

Earnings from continuing operations – diluted	449	356	1,369	1,014

Weighted average number of common shares
outstanding (denominator) (in millions)
Weighted average number of common shares
outstanding – basic	921.5	864.1	919.3	827.3
Assumed exercise of stock options (3)	1.7	1.9	1.6	2.1
Assumed exercise of put options by CGI shareholders (2)	–	13.0	–	13.0

Weighted average number of common shares
outstanding – diluted	923.2	879.0	920.9	842.4

(1)	Refer to Note 1, Significant accounting policies, for changes in accounting policies.
(2)	Refer to Note 14, Commitments and Contingencies, for developments relating to the termination of these put options.
(3)	The calculation of the assumed exercise of stock options excludes all options with an exercise price that is greater than the average market value of a BCE Inc. common share for each of the periods presented in the table above as their effect would have been anti-dilutive and includes the impact of the average unrecognized future compensation cost of the options which are dilutive. The number of options that were excluded amounts to 22,514,837 and 23,152,156 for the three months and nine months ended September 30, 2003, and 23,488,748 and 22,302,987 for the three months and nine months ended September 30, 2002.

9. INDEFINITE-LIFE INTANGIBLE ASSETS

(in $ millions)	2003

Intangible assets, January 1	900
Goodwill reallocated to indefinite-life intangible assets (Note 3)	1,986
Capitalized interest on spectrum licences
($12 million for the nine months ended September 30, 2002)	18

Intangible assets, September 30	2,904

Consisting of:
Brand name	1,986
Spectrum licences	772
Television licences	128
Cable licences	18

Total	2,904

Notes to Consolidated Financial Statements – BCE Inc.

10. GOODWILL

(in $ millions)	2003

Goodwill, January 1	10,118
Goodwill acquired during the period	85
Goodwill reallocated to other net assets (Note 3)	(1,758)
Foreign exchange on goodwill of self-sustaining foreign operations	(43)

Goodwill, September 30	8,402

11. SHARE CAPITAL

(i) Preferred shares

On February 28, 2003, BCE Inc. issued 20 million Series AC preferred shares for total proceeds of $510 million. 6 million of the 20 million Series AC preferred shares were issued under a public offering for a subscription price of $153 million. The remaining 14 million Series AC preferred shares were issued to the holders of BCE Inc.’s 14 million Series U preferred shares. BCE Inc. elected to exercise its option to buy all of the Series U preferred shares for $357 million (including a $7 million premium on redemption). The holders of the Series U preferred shares then used the proceeds from the sale of their shares to buy the 14 million Series AC preferred shares for the subscription price of $357 million.

(ii) Common shares and Class B shares

The table below provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at September 30, 2003.

		Stated
	Number	capital
	of shares	(in $ millions)

Outstanding, January 1, 2003	915,867,928	16,520
Shares issued (under employee stock option,
employee savings and dividend reinvestment plans)	6,400,898	183

Outstanding, September 30, 2003	922,268,826	16,703

12. STOCK-BASED COMPENSATION PLANS

BCE Inc. stock options

The table below provides a summary of the status of BCE Inc.’s stock option programs.

		Weighted
		average
	Number	exercise
	of shares	price

Outstanding, January 1, 2003	20,470,700	$33
Granted	5,928,051	$28
Exercised	(336,658)	$16
Expired/forfeited	(1,075,533)	$33

Outstanding, September 30, 2003	24,986,560	$32

Exercisable, September 30, 2003	9,597,312	$34

Teleglobe stock options

When we acquired a controlling interest in Teleglobe in November 2000, holders of Teleglobe stock options have been allowed to exercise their options under their original terms, except that when they exercise their options, they receive 0.91 of one BCE Inc. common share for every Teleglobe stock option they hold.

     The table below provides a summary of the status of Teleglobe’s stock option programs, which are incremental to BCE Inc.’s stock option programs

		Weighted
	Number	average
	of BCE Inc.	exercise
	shares	price

Outstanding, January 1, 2003	4,266,723	$37
Exercised	(113,579)	$20
Expired/forfeited	(2,375,178)	$36

Outstanding, September 30, 2003	1,777,966	$28

Exercisable, September 30, 2003	1,777,966	$28

Assumptions used in stock option pricing model

The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

	Three months		Nine months
For the period ended September 30	2003	2002	2003	2002

Compensation cost (in $ millions)	8	15	22	21
Dividend yield	3.7%	3.6%	3.6%	3.3%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.6%	3.9%	4.0%	4.6%
Expected life (years)	4.5	4.2	4.5	4.5
Number of stock options granted	410,000	1,119,845	5,928,051	7,946,979
Weighted average fair value option granted ($)	7	5	6	7

13. DERIVATIVE INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and BCE Inc. share price movements. We do not use derivative instruments for speculative purposes. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such instruments.

     The following derivative instruments were outstanding at September 30, 2003:

  cross-currency swaps and forward contracts used to hedge foreign currency risk on a portion of our long-term debt forward contracts on BCE Inc. common shares to hedge the fair value exposure related to stock compensation payments.

     During the third quarter of 2003, we elected to unwind the existing dividend rate swaps used to hedge dividend payments on $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares. These dividend rate swaps were to mature in 2007 and in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. As a result of the unwind, we received total cash proceeds of $83 million, which is being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps.

      In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on the principal portion of that debt.

     At September 30, 2003, the carrying value of the outstanding derivative instruments was a net liability of $105 million. Their fair value amounted to a net liability of $136 million.

     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 for a description of the significant accounting policies relating to derivative instruments.

14. COMMITMENTS AND CONTINGENCIES

Contractual obligations

The table below provides a summary of our contractual obligations at September 30, 2003 and for the full years ended thereafter.

(in $ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	633	1,188	1,301	1,212	1,926	8,418	14,678
Notes payable and bank advances	81	–	–	–	–	–	81
Capital leases	35	120	86	80	58	173	552
Operating leases	171	384	322	282	254	1,677	3,090
Purchase obligations	814	793	369	276	239	421	2,912
Other long-term liabilities	–	29	93	94	101	138	455

Total	1,734	2,514	2,171	1,944	2,578	10,827	21,768

The total amounts for long-term debt and notes payable and bank advances include an amount of $673 million (excluding $279 million of letters of credit) drawn under our committed credit facilities. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,778 million.

     The imputed interest to be paid in connection with the capital leases amounts to $157 million.

     Purchase obligations consist primarily of contractual obligations under service contracts as well as commitments for capital expenditures.

     The other long-term liabilities included in the table above relate to the following:

  Bell Canada’s future payments to Certen over the remaining life of the 7-year contract for the development of the billing system (refer to Note 3, Business acquisitions and dispositions for more details). This represents an aggregate outstanding amount of $313 million

  Bell Globemedia’s remaining obligations with respect to CRTC benefits owing on prior change of control transactions. This, along with other long-term liabilities, represents an aggregate amount of $142 million.

     At September 30, 2003, our other long-term liabilities also consisted of an accrued benefit liability, future income tax liabilities, BCE Inc. Series P retractable preferred shares, deferred revenue and gains on assets and various other long-term liabilities. The table above does not include these items due to the reasons outlined below:

  the timing and extent of the cash outlay of the accrued benefit liability cannot be determined with certainty, since future contributions depend primarily on the funding status of the pension plans, which varies based on the results of actuarial valuations that are performed periodically as well as the investment performance of the pension fund assets the timing and extent of the cash outlay of future income taxes cannot be determined with certainty, since future payments of income taxes depend on the levels of taxable earnings and on the availability of tax loss carryforwards which can be used to reduce income tax liabilities the timing of the potential cash outlay cannot be determined for the BCE Inc. Series P retractable preferred shares, since the shareholders have the option to cause BCE Inc. to redeem them at any time on a quarterly basis and BCE Inc. has the option to redeem them at any time deferred revenue and gains on assets are excluded from the table as they do not represent cash outlays.

Canadian Radio-Television and Telecommunications Commission (CRTC) Price Cap decision

The Price Cap decision of May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes was a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision as of September 30, 2003, to be in the order of $137 million per year going forward.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership in Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy MTS’ interest in Bell West by giving it notice:

  in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The guaranteed floor value was $613 million at September 30, 2003 in January 2007 at fair market value less 12.5%

  at fair market value less 12.5%, under certain circumstances.

     The closing must occur within 180 days after receipt of the notice.

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada can buy MTS’ interest in Bell West by giving it notice:

  in March 2004 at the greater of the guaranteed floor value described above and fair market value in February 2007 at fair market value

  at fair market value if there is a change of control of MTS to a party other than Bell Canada or its affiliates.

     The closing must occur within 90 days after receipt of the notice.

AGREEMENT WITH CGI

On July 24, 2003, BCE and CGI signed a new agreement with respect to BCE’s ownership in CGI, and the existing shareholders’ agreement entered into on July 1, 1998 was terminated. Consequently, the put rights of CGI’s three majority individual shareholders and BCE’s call rights with regard to the CGI shares held by these majority shareholders were cancelled. BCE converted all of its 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis. Therefore, on July 24, 2003, BCE owned a total of 120,028,400 CGI Class A shares, which represented 29.87% of the outstanding CGI equity (outstanding Class A shares and Class B shares). BCE has undertaken that, on January 5, 2004, its interest in CGI’s outstanding equity will be below 30%. As a result, the automatic conversion of all CGI Class B shares into Class A shares (which was to occur on January 5, 2004 under the terms of CGI’s articles of incorporation on the condition that on such date, BCE’s direct and indirect equity ownership in CGI were to be 30% or more) will not occur. Under the new agreement, BCE has been provided customary shareholder’s agreement rights. These include pre-emptive rights with respect to CGI’s equity shares,

Notes to Consolidated Financial Statements – BCE Inc.

14. COMMITMENTS AND CONTINGENCIES (continued)

right of representation on CGI’s Board of Directors, and certain veto rights. In addition, under the new agreement, there are no restrictions on any future sale by BCE of its shares in CGI. BCE Inc. continues to proportionately consolidate CGI’s results.

LITIGATION

Teleglobe lending syndicate lawsuit

On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.

     The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     The plaintiffs claim damages of US$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total US$1.25 billion that the lending syndicate advanced.

     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Kroll Restructuring lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.

     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Other litigation

We become involved in various other claims and litigation as a regular part of our business. While we cannot predict the final outcome of claims and litigation that were pending at September 30, 2003 management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

15. OFF BALANCE SHEET ARRANGEMENTS

Guarantees

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, sales of assets, sales of services, securitization agreements and operating leases.

     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. However, certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $4 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, historically, we have not made any significant payments under such indemnifications. As at September 30, 2003, an aggregate amount of $19 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

Securitization of accounts receivable

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at September 30, 2003, which equalled the amount of overcollateralization in the receivables transferred.

     Aliant sold accounts receivable to a securitization trust for a total of $130 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $29 million at September 30, 2003.

     Bell Canada and Aliant continue to service their respective accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.

     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

16. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Interest paid on long-term debt	133	115	738	654
Income taxes paid (received)	244	194	(12)	992

Notes to Consolidated Financial Statements – BCE Inc.

17. SUBSEQUENT EVENTS

Sale of Stratos Global Corporation (Stratos)

On October 6, 2003, Aliant announced that it had completed the sale of 26,141,024 Subscription Receipts, each of which entitles the holder to acquire one common share of Stratos upon receipt of the U.S. Federal Communications Commission’s (FCC) approval. This approval is anticipated on or before December 31, 2003. Upon completion of this transaction, Aliant will have sold its entire 53.2% ownership in Stratos.

     The Subscription Receipts were sold to a syndicate of underwriters at a price of $13.00 each. The purchase price is payable on an instalment basis, with the first instalment having been paid on October 6, 2003, and the remainder being payable shortly following approval from the FCC. Instalment Receipts evidencing ownership of the Subscription Receipts commenced trading on the Toronto Stock Exchange on October 6, 2003.

     The Subscription Receipts will be automatically exchanged for common shares of Stratos upon receipt of FCC approval. If approval is not granted on or before February 1, 2004, the first instalment will be returned to the purchasers of the Subscription Receipts, along with interest earned thereon, and Aliant will retain its investment in Stratos.

     For the three months and nine months ended September 30, 2003, Stratos contributed to BCE total operating revenues of $137 million and $432 million and net earnings of $3 million and $9 million, respectively.

BCE Inc.		This document has been filed by		For further information concerning
1000, rue de La Gauchetière Ouest		BCE Inc. with Canadian securities		the Dividend Reinvestment and
Bureau 3700		commissions and the U.S. Securities		Stock Purchase Plan (DRP), direct
Montréal (Québec)		and Exchange Commission. It can		deposit of dividend payments, the
H3B 4Y7		also be found on BCE Inc.’s Web		elimination of multiple mailings or
www.bce.ca		site at www.bce.ca or is available		the receipt of quarterly reports,
		upon request from:		please contact:
Communications
e-mail:	bcecomms@bce.ca	Investor Relations		Computershare Trust
tel:	1 888 932-6666	e-mail:	investor.relations@bce.ca	Company of Canada
fax:	(514) 870-4385	tel:	1 800 339-6353	100 University Avenue, 9th Floor,
		fax:	(514) 786-3970	Toronto, Ontario M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

Third Quarter 2003
Supplementary Financial Information

For further information, please contact:

BCE Investor Relations

Sophie Argiriou
(514) 786-8145
sophie.argiriou@bell.ca

George Walker
(514) 870-2488
george.walker@bell.ca

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 1

     BCE Consolidated
Consolidated Operational Data

						YTD	YTD
	Q3	Q3				September	September
($ millions, except per share amounts)	2003	2002	$ change	% change		2003	2002	$ change	% change

Operating revenues	4,883	4,856	27	0.6%		14,719	14,672	47	0.3%
Operating expenses	(2,940)	(2,929)	(11)	(0.4%)		(9,007)	(9,001)	(6)	(0.1%)

EBITDA (1)	1,943	1,927	16	0.8%		5,712	5,671	41	0.7%
Amortization expense	(825)	(769)	(56)	(7.3%)		(2,397)	(2,347)	(50)	(2.1%)
Net benefit plans (expense) credit	(44)	7	(51)	n.m.		(129)	25	(154)	n.m.
Restructuring and other charges	(1)	(79)	78	98.7%		(1)	(492)	491	99.8%

Operating income	1,073	1,086	(13)	(1.2%)		3,185	2,857	328	11.5%
Other income	18	(3)	21	n.m.		76	245	(169)	(69.0%)
Interest expense	(272)	(288)	16	5.6%		(847)	(812)	(35)	(4.3%)

Earnings from continuing operations before
income taxes and non-controlling interest	819	795	24	3.0%		2,414	2,290	124	5.4%
Income taxes	(292)	(298)	6	2.0%		(814)	(837)	23	2.7%
Non-controlling interest	(60)	(128)	68	53.1%		(181)	(405)	224	55.3%

Earnings from continuing operations	467	369	98	26.6%		1,419	1,048	371	35.4%
Discontinued operations	(3)	(4)	1	25.0%		(4)	(353)	349	98.9%

Net earnings	464	365	99	27.1%		1,415	695	720	n.m.
Dividends on preferred shares	(18)	(16)	(2)	(12.5%)		(50)	(43)	(7)	(16.3%)

Net earnings applicable to common shares	446	349	97	27.8%		1,365	652	713	n.m.

Net earnings per common share - basic
Continuing operations	$0.49	$0.41	$0.08	19.5%		$1.49	$1.21	$0.28	23.1%
Discontinued operations	$-	$(0.01)	$0.01	100.0%		$-	$(0.43)	$0.43	100.0%
Net earnings	$0.49	$0.40	$0.09	22.5%		$1.49	$0.78	$0.71	91.0%
Net earnings per common share - diluted
Continuing operations	$0.49	$0.41	$0.08	19.5%		$1.49	$1.21	$0.28	23.1%
Discontinued operations	$-	$(0.01)	$0.01	100.0%		$-	$(0.44)	$0.44	100.0%
Net earnings	$0.49	$0.40	$0.09	22.5%		$1.49	$0.77	$0.72	93.5%
Dividends per common share	$0.30	$0.30	$-	0.0%		$0.90	$0.90	$-	-
Average number of common shares outstanding (millions)	921.5	864.1				919.3	827.3

The following non-recurring items are included in net earnings:
Discontinued operations	(3)	(4)				(4)	(353)
Restructuring and other charges	-	(37)				-	(253)
Net gains on sale of investments and dilution gains	-	12				-	138

Total	(3)	(29)				(4)	(468)
Impact on net earnings per share	$-	$(0.03)				$-	$(0.57)

Net earnings per share before non-recurring items (a)	$0.49	$0.44	$0.05	11.4%		$1.49	$1.35	0.14	10.4%
Return on equity (ROE) before non-recurring items - Annualized (a)	15.6%	18.4%	n.m.	(2.8	pts)	16.0%	12.9%	n.m.	3.1	pts
n.m. : not meaningful

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 2

     BCE Consolidated
Consolidated Operational Data - Historical Trend

	YTD				Total
($ millions, except per share amounts)	2003	Q3 03	Q2 03	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Operating revenues	14,719	4,883	4,946	4,890	19,891	5,219	4,856	4,974	4,842
Operating expenses	(9,007)	(2,940)	(2,999)	(3,068)	(12,375)	(3,374)	(2,929)	(3,038)	(3,034)

EBITDA (1)	5,712	1,943	1,947	1,822	7,516	1,845	1,927	1,936	1,808
Amortization expense	(2,397)	(825)	(797)	(775)	(3,133)	(786)	(769)	(808)	(770)
Net benefit plans (expense) credit	(129)	(44)	(43)	(42)	33	8	7	12	6
Restructuring and other charges	(1)	(1)	-	-	(887)	(395)	(79)	(413)	-

Operating income	3,185	1,073	1,107	1,005	3,529	672	1,086	727	1,044
Other income (expense)	76	18	8	50	2,491	2,246	(3)	246	2
Impairment charge	-	-	-	-	(765)	(765)	-	-	-
Interest expense	(847)	(272)	(291)	(284)	(1,160)	(348)	(288)	(263)	(261)

Earnings from continuing operations before
income taxes and non-controlling interest	2,414	819	824	771	4,095	1,805	795	710	785
Income taxes	(814)	(292)	(277)	(245)	(1,569)	(732)	(298)	(246)	(293)
Non-controlling interest	(181)	(60)	(70)	(51)	(676)	(271)	(128)	(141)	(136)

Earnings from continuing operations	1,419	467	477	475	1,850	802	369	323	356
Discontinued operations	(4)	(3)	1	(2)	557	910	(4)	(303)	(46)

Net earnings	1,415	464	478	473	2,407	1,712	365	20	310
Dividends on preferred shares	(50)	(18)	(17)	(15)	(59)	(16)	(16)	(14)	(13)

Net earnings applicable to common shares	1,365	446	461	458	2,348	1,696	349	6	297

Net earnings per common share - basic
Continuing operations	$1.49	$0.49	$0.50	$0.50	$2.09	$0.88	$0.41	$0.38	$0.42
Discontinued operations	$-	$-	$-	$-	$0.57	$1.00	$(0.01)	$(0.37)	$(0.05)
Net earnings	$1.49	$0.49	$0.50	$0.50	$2.66	$1.88	$0.40	$0.01	$0.37
Net earnings per common share - diluted
Continuing operations	$1.49	$0.49	$0.50	$0.50	$2.08	$0.87	$0.41	$0.38	$0.42
Discontinued operations	$-	$-	$-	$-	$0.54	$0.98	$(0.01)	$(0.37)	$(0.06)
Net earnings	$1.49	$0.49	$0.50	$0.50	$2.62	$1.85	$0.40	$0.01	$0.36
Dividends per common share	$0.90	$0.30	$0.30	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding (millions)	919.3	921.5	919.3	917.1	847.9	909.1	864.1	808.7	808.6

The following non-recurring items are included
in net earnings:
Discontinued operations	(4)	(3)	1	(2)	557	910	(4)	(303)	(46)
Restructuring and other charges	-	-	-	-	(504)	(251)	(37)	(216)	-
Net gains on sale of investments and dilution gains	-	-	-	-	1,368	1,230	12	126	-
Impairment charge	-	-	-	-	(527)	(527)	-	-	-
Other	-	-	-	-	(22)	(22)	-	-	-

Total	(4)	(3)	1	(2)	872	1,340	(29)	(393)	(46)
Impact on net earnings per share	$-	$-	$-	$-	$0.89	$1.47	$(0.03)	$(0.49)	$(0.06)

Net earnings per share before non-recurring items(1)	$1.49	$0.49	$0.50	$0.50	$1.74	$0.39	$0.44	$0.49	$0.42
Return on equity (ROE) before non-recurring items - Annualized(1)	16.0%	15.6%	16.0%	16.4%	13.2%	14.0%	18.4%	14.4%	8.8%

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 3

BCE Consolidated
Segmented Data

					YTD	YTD
	Q3	Q3			September	September
($ millions, except where otherwise indicated)	2003	2002	$ change	% change	2003	2002	$ change	% change

Revenues
Bell Canada Segment	4,306	4,349	(43)	(1.0%)	12,849	13,034	(185)	(1.4%)
Bell Globemedia	296	273	23	8.4%	988	911	77	8.5%

Advertising	201	180	21	11.7%	695	629	66	10.5%
Subscriber	73	72	1	1.4%	222	215	7	3.3%
Production and Sundry	22	21	1	4.8%	71	67	4	6.0%

BCE Emergis	117	135	(18)	(13.3%)	365	409	(44)	(10.8%)

eFinance Solutions	63	65	(2)	(3.1%)	189	196	(7)	(3.6%)
eHealth Solutions	54	70	(16)	(22.9%)	176	213	(37)	(17.4%)

BCE Ventures	300	258	42	16.3%	917	782	135	17.3%

CGI	210	177	33	18.6%	653	524	129	24.6%
Telesat	84	77	7	9.1%	246	232	14	6.0%
Other	6	4	2	50.0%	18	26	(8)	(30.8%)

Corporate and other (including inter-segment eliminations)	(136)	(159)	23	14.5%	(400)	(464)	64	13.8%

Total revenues	4,883	4,856	27	0.6%	14,719	14,672	47	0.3%

EBITDA
Bell Canada Segment	1,846	1,876	(30)	(1.6%)	5,364	5,470	(106)	(1.9%)

Bell Canada (including Aliant)	1,855	1,915	(60)	(3.1%)	5,388	5,584	(196)	(3.5%)
Bell ExpressVu	(9)	(39)	30	76.9%	(24)	(114)	90	78.9%

Bell Globemedia	36	17	19	n.m	150	108	42	38.9%
BCE Emergis	18	12	6	50.0%	53	3	50	n.m
BCE Ventures	86	66	20	30.3%	258	216	42	19.4%

CGI	33	21	12	57.1%	100	74	26	35.1%
Telesat	51	44	7	15.9%	151	137	14	10.2%
Other	2	1	1	100.0%	7	5	2	40.0%

Corporate and other (including inter-segment eliminations)	(43)	(44)	1	2.3%	(113)	(126)	13	10.3%

Total EBITDA	1,943	1,927	16	0.8%	5,712	5,671	41	0.7%

EBITDA margin (%)	39.8%	39.7%			38.8%	38.7%
EBITDA : Interest expense	7.14	6.69			6.74	6.98

Net earnings applicable to common shares
Bell Canada Segment	442	328	114	34.8%	1,290	1,004	286	28.5%

Bell Canada (including Aliant)	474	360	114	31.7%	1,380	1,118	262	23.4%
Bell ExpressVu	(32)	(32)	-	0.0%	(90)	(114)	24	21.1%

Bell Globemedia	(1)	(11)	10	90.9%	12	1	11	n.m
BCE Emergis	11	15	(4)	(26.7%)	23	(62)	85	n.m
BCE Ventures	30	15	15	100.0%	107	98	9	9.2%

CGI	12	7	5	71.4%	43	29	14	48.3%
Telesat	15	8	7	87.5%	57	37	20	54.1%
Other	3	-	3	n.m.	7	32	(25)	(78.1%)

Corporate and other (including inter-segment eliminations)	(33)	6	(39)	n.m.	(63)	(36)	(27)	(75.0%)
Discontinued operations	(3)	(4)	1	25.0%	(4)	(353)	349	98.9%

Total net earnings applicable to common shares	446	349	97	27.8%	1,365	652	713	n.m

Proportionate EBITDA, net debt and preferreds
As at September 30, 2003
		Proportionate EBITDA

	BCE					12- Mth	Proportionate net
	Ownership (%)	Q3 03	Q2 03	Q1 03	Q4 02	Trailing	debt and preferreds

Bell Canada Segment
Bell Canada (excl. Aliant & ExpressVu)	100%	1,593	1,536	1,507	1,536	6,172	10,770	(a)
Aliant	53.6%	140	141	119	129	529	658
ExpressVu	100%	(9)	(9)	(6)	(62)	(86)	(13)	(b)

Total Bell Canada Segment		1,724	1,668	1,620	1,603	6,615	11,415
Bell Globemedia	68.5%	18	45	21	44	128	445
BCE Emergis	63.9%	12	13	10	13	48	(58)
BCE Ventures
CGI	29.9%	33	35	32	25	125	64
Telesat	100%	51	50	50	47	198	449
Other	100%	2	3	2	(1)	6	(1)

Total BCE Ventures		86	88	84	71	329	512
Corporate	100%	(43)	(30)	(40)	(36)	(149)
Perpetual Preferred Shares							1,670
Retractable Preferred Shares							351
Debt due within one year							-
Long term debt							2,314
less:
Cash and cash equivalents							(345)
Nortel common shares at market							(78)

Total Corporate							3,912

Total		1,797	1,784	1,695	1,695	6,971	16,226

(a)	Net of $498 million of intersegment debt.
(b)	Net of $429 million of intersegment debt.

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 4

     BCE Consolidated
Segmented Data - Historical Trend

	YTD				Total
($ millions, except where otherwise indicated)	2003	Q3 03	Q2 03	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Bell Canada Segment	12,849	4,306	4,296	4,247	17,613	4,579	4,349	4,402	4,283
Bell Globemedia	988	296	357	335	1,290	379	273	326	312

Advertising	695	201	259	235	913	284	180	230	219
Subscriber	222	73	75	74	287	72	72	70	73
Production and Sundry	71	22	23	26	90	23	21	26	20

BCE Emergis	365	117	124	124	540	131	135	142	132

eFinance Solutions	189	63	64	62	264	68	65	66	65
eHealth Solutions	176	54	60	62	276	63	70	76	67

BCE Ventures	917	300	309	308	1,064	282	258	261	263

CGI	653	210	219	224	709	185	177	176	171
Telesat	246	84	83	79	327	95	77	78	77
Other	18	6	7	5	28	2	4	7	15

Corporate and other (including inter-segment eliminations)	(400)	(136)	(140)	(124)	(616)	(152)	(159)	(157)	(148)

Total revenues	14,719	4,883	4,946	4,890	19,891	5,219	4,856	4,974	4,842

EBITDA
Bell Canada Segment	5,364	1,846	1,792	1,726	7,188	1,718	1,876	1,839	1,755

Bell Canada (including Aliant)	5,388	1,855	1,801	1,732	7,364	1,780	1,915	1,864	1,805
Bell ExpressVu	(24)	(9)	(9)	(6)	(176)	(62)	(39)	(25)	(50)

Bell Globemedia	150	36	77	37	180	72	17	58	33
BCE Emergis	53	18	20	15	23	20	12	11	(20)
BCE Ventures	258	86	88	84	287	71	66	73	77

CGI	100	33	35	32	99	25	21	28	25
Telesat	151	51	50	50	184	47	44	46	47
Other	7	2	3	2	4	(1)	1	(1)	5

Corporate and other (including inter-segment eliminations)	(113)	(43)	(30)	(40)	(162)	(36)	(44)	(45)	(37)

Total EBITDA	5,712	1,943	1,947	1,822	7,516	1,845	1,927	1,936	1,808

EBITDA margin (%)	38.8%	39.8%	39.4%	37.3%	37.8%	35.4%	39.7%	38.9%	37.3%
EBITDA : Interest expense	6.74	7.14	6.69	6.42	6.48	5.30	6.69	7.36	6.93

Net earnings applicable to common shares
Bell Canada Segment	1,290	442	419	429	2,368	1,364	328	361	315

Bell Canada (including Aliant)	1,380	474	450	456	2,555	1,437	360	396	362
Bell ExpressVu	(90)	(32)	(31)	(27)	(187)	(73)	(32)	(35)	(47)

Bell Globemedia	12	(1)	15	(2)	(492)	(493)	(11)	11	1
BCE Emergis	23	11	6	6	(55)	7	15	(62)	(15)
BCE Ventures	107	30	38	39	129	31	15	59	24

CGI	43	12	13	18	43	14	7	11	11
Telesat	57	15	22	20	56	19	8	16	13
Other	7	3	3	1	30	(2)	-	32	-

Corporate and other (including inter-segment eliminations)	(63)	(33)	(18)	(12)	(159)	(123)	6	(60)	18
Discontinued operations	(4)	(3)	1	(2)	557	910	(4)	(303)	(46)

Total net earnings applicable to common shares	1,365	446	461	458	2,348	1,696	349	6	297

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 5

     BCE Consolidated
Consolidated Balance Sheet Data

	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated)	2003	2003	2003	2002

ASSETS
Current assets
Cash and cash equivalents	1,617	795	1,987	304
Accounts receivable	2,417	2,407	2,215	2,328
Other current assets	828	1,048	1,007	774
Current assets of discontinued operations	3	22	22	26

Total current assets	4,865	4,272	5,231	3,432
Capital assets	21,183	20,431	20,507	20,633
Other long-term assets	3,641	4,217	3,919	3,941
Indefinite-life intangible assets	2,904	912	906	900
Goodwill	8,402	10,144	10,189	10,118
Non-current assets of discontinued operations	51	53	67	82

Total assets	41,046	40,029	40,819	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,799	3,574	3,522	3,820
Debt due within one year	1,600	1,597	1,607	2,021
Current liabilities of discontinued operation	2	20	17	19

Total current liabilities	5,401	5,191	5,146	5,860
Long-term debt	13,711	13,582	15,041	13,391
Other long-term liabilities	4,954	4,425	3,993	3,652
Non-current liabilities of discontinued operations	3	2	4	4

Total liabilities	24,069	23,200	24,184	22,907

Non-controlling interest	3,576	3,630	3,641	3,584

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,670	1,670	1,510

Common shareholders' equity
Common shares	16,703	16,643	16,581	16,520
Contributed surplus	1,035	1,026	1,019	1,010
Deficit	(5,937)	(6,079)	(6,258)	(6,435)
Currency translation adjustmen	(70)	(61)	(18)	10

Total common shareholders' equity	11,731	11,529	11,324	11,105

Total shareholders' equity	13,401	13,199	12,994	12,615

Total liabilities and shareholders' equity	41,046	40,029	40,819	39,106

Number of common shares outstanding	922.3	920.3	918.1	915.9

Capital Structure

Net debt : Total Capitalization	45.3%	46.7%	47.4%	48.8%
Net debt : Trailing 12 month EBITDA	1.86	1.95	1.99	2.06

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 6

     BCE Consolidated
Consolidated Cash Flow Data

					YTD
	Q3	Q3			September
($ millions, except where otherwise indicated)	2003	2002	$ change		2003	2002	$ change

Cash flows from operating activities
Earnings from continuing operations	467	369	98		1,419	1,048	371
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	825	769	56		2,397	2,347	50
Net benefit plans expense (credit)	44	(7)	51		129	(25)	154
Restructuring and other charges (non-cash portion)	(5)	67	(72)		(5)	472	(477)
Impairment charge	-	-	-		-	-	-
Net gains on investments	-	(11)	11		-	(186)	186
Future income taxes	156	106	50		275	(16)	291
Non-controlling interest	60	128	(68)		181	405	(224)
Other items	(71)	(89)	18		(227)	(202)	(25)
Change in non-cash working capital	428	152	276		335	(501)	836

	1,904	1,484	420		4,504	3,342	1,162

Capital expenditures	(800)	(904)	104		(2,114)	(2,696)	582
Other items	154	25	129		72	12	60
Preferred dividends and cash dividends paid by subsidiaries	-
to non-controlling interest	(52)	(146)	94		(176)	(351)	175

Free Cash Flow from operations, before common dividends	1,206	459	747		2,286	307	1,979
Cash common dividends	(259)	(243)	(16)		(770)	(728)	(42)

Free Cash Flow from operations, after common dividends	947	216	731		1,516	(421)	1,937
Business acquisitions	(7)	(1,378)	1,371		(77)	(1,407)	1,330
Business dispositions	55	-	55		55	432	(377)
Decrease (increase) in investments accounted for under
the cost and equity methods	1	(7)	8		8	(63)	71

Free Cash Flow after investments and divestitures	996	(1,169)	2,165		1,502	(1,459)	2,961

Other financing activities
Increase (decrease) in notes payable and bank advances	(73)	(58)	(15)		(242)	420	(662)
Issue of long-term debt	17	1,104	(1,087)		1,881	2,399	(518)
Repayment of long-term debt	(161)	(307)	146		(2,035)	(809)	(1,226)
Issue of common shares	5	2,381	(2,376)		14	2,390	(2,376)
Issue of preferred shares	-	-	-		510	510	-
Redemption of preferred shares	-	-	-		(357)	(306)	(51)
Costs relating to the issuance of common and preferred shares	-	(78)	78		-	(78)	78
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interest	22	44	(22)		109	201	(92)
Redemption of preferred shares by subsidiaries from
non-controlling interest	(39)	-	(39)		(74)	-	(74)
Other items	56	(40)	96		(6)	(36)	30

	(173)	3,046	(3,219)		(200)	4,691	(4,891)

Effect of exchange rate changes on cash and cash equivalents	(1)	2	(3)		(6)	2	(8)

Cash provided by (used in) continuing operations	822	1,879	(1,057)		1,296	3,234	(1,938)
Cash provided by (used in) discontinued operations	(1)	1	(2)		15	(933)	948

Net increase (decrease) in cash and cash equivalents	821	1,880	(1,059)		1,311	2,301	(990)
Cash and cash equivalents at beginning of period	796	990	(194)		306	569	(263)

Cash and cash equivalents at end of period	1,617	2,870	(1,253)		1,617	2,870	(1,253)

Consists of:
Cash and cash equivalents of continuing operations	1,617	2,866	(1,249)		1,617	2,866	(1,249)
Cash and cash equivalents of discontinued operations	-	4	(4)		-	4	(4)

Total	1,617	2,870	(1,253)		1,617	2,870	(1,253)

Other information

Capital expenditures as a percentage of revenues	16.4%	18.6%	2.2	pts	14.4%	18.4%	4.0	pts
Cash flow per share (1)-(2)	$1.20	$0.67	$0.53		$2.60	$0.78	$1.82
Annualized cash flow yield (2)-(3)	17.9%	7.2%	10.7	pts	11.3%	1.6%	9.7	pts
Common dividend payout	58.1%	69.6%	(11.5	pts)	56.4%	n.m	n.m.

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 7

    BCE Consolidated
Consolidated Cash Flow Data - Historical Trend

	YTD				Total
($ millions, except where otherwise indicated)	2003	Q3 03	Q2 03	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Cash flows from operating activities
Earnings from continuing operations	1,419	467	477	475	1,850	802	369	323	356
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities
Amortization expense	2,397	825	797	775	3,133	786	769	808	770
Net benefit plans expense (credit)	129	44	43	42	(33)	(8)	(7)	(12)	(6)
Restructuring and other charges (non-cash portion)	(5)	(5)	-	-	805	333	67	405	-
Impairment charge	-	-	-	-	765	765	-	-	-
Net gains on investments	-	-	-	-	(2,446)	(2,260)	(11)	(175)	-
Future income taxes	275	156	121	(2)	572	588	106	(117)	(5)
Non-controlling interest	181	60	70	51	676	271	128	141	136
Other items	(227)	(71)	(154)	(2)	(194)	8	(89)	(79)	(34)
Change in non-cash working capital	335	428	59	(152)	(598)	(97)	152	(83)	(570)

	4,504	1,904	1,413	1,187	4,530	1,188	1,484	1,211	647

Capital expenditures	(2,114)	(800)	(713)	(601)	(3,770)	(1,074)	(904)	(932)	(860)
Other items	72	154	(45)	(37)	11	(1)	25	14	(27)
Preferred dividends and cash dividends paid by subsidiaries	-
to non-controlling interest	(176)	(52)	(69)	(55)	(511)	(160)	(146)	(127)	(78)

Free Cash Flow from operations, before common dividends	2,286	1,206	586	494	260	(47)	459	166	(318)
Cash common dividends	(770)	(259)	(254)	(257)	(999)	(271)	(243)	(242)	(243)

Free Cash Flow from operations, after common dividends	1,516	947	332	237	(739)	(318)	216	(76)	(561)
Business acquisitions	(77)	(7)	(7)	(63)	(6,485)	(5,078)	(1,378)	(14)	(15)
Business dispositions	55	55	-	-	3,190	2,758	-	306	126
Decrease (increase) in investments accounted for under
the cost and equity methods	8	1	-	7	(79)	(16)	(7)	1	(57)

Free Cash Flow after investments and divestitures	1,502	996	325	181	(4,113)	(2,654)	(1,169)	217	(507)

Other financing activities
Increase (decrease) in notes payable and bank advance	(242)	(73)	(56)	(113)	(213)	(633)	(58)	600	(122)
Issue of long-term debt	1,881	17	72	1,792	4,908	2,509	1,104	43	1,252
Repayment of long-term debt	(2,035)	(161)	(1,493)	(381)	(2,893)	(2,084)	(307)	(402)	(100)
Issue of common shares	14	5	4	5	2,693	303	2,381	7	2
Issue of preferred shares	510	-	-	510	510	-	-	-	510
Redemption of preferred shares	(357)	-	-	(357)	(306)	-	-	-	(306)
Costs relating to the issuance of common and preferred shares	-	-	-	-	(78)	-	(78)	-	-
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interest	109	22	14	73	206	5	44	150	7
Redemption of preferred shares by subsidiaries from
non-controlling interest	(74)	(39)	(16)	(19)	-	-	-	-	-
Other items	(6)	56	(57)	(5)	(46)	(10)	(40)	10	(6)

	(200)	(173)	(1,532)	1,505	4,781	90	3,046	408	1,237

Effect of exchange rate changes on cash and cash equivalents	(6)	(1)	(2)	(3)	3	1	2	-	-

Cash provided by (used in) continuing operations	1,296	822	(1,209)	1,683	671	(2,563)	1,879	625	730
Cash (provided by) used in discontinued operations	15	(1)	17	(1)	(934)	(1)	1	(527)	(407)

Net increase (decrease) in cash and cash equivalents	1,311	821	(1,192)	1,682	(263)	(2,564)	1,880	98	323
Cash and cash equivalents at beginning of period	306	796	1,988	306	569	2,870	990	892	569

Cash and cash equivalents at end of period	1,617	1,617	796	1,988	306	306	2,870	990	892

Consists of:
Cash and cash equivalents of continuing operations	1,617	1,617	795	1,987	304	304	2,866	987	823
Cash and cash equivalents of discontinued operations	-	-	1	1	2	2	4	3	69

Total	1,617	1,617	796	1,988	306	306	2,870	990	892

Other information

Capital expenditures as a percentage of revenues	14.4%	16.4%	14.4%	12.3%	19.0%	20.6%	18.6%	18.7%	17.8%
Cash flow per share (1)-(2)	$2.60	$1.20	$0.76	$0.64	$0.90	$0.13	$0.67	$0.34	$(0.26)
Annualized cash flow yield (2)-(3)	11.3%	17.9%	8.2%	8.0%	1.0%	(0.7%)	7.2%	3.1%	(5.6%)
Common dividend payout	56.4%	58.1%	55.1%	56.1%	42.5%	16.0%	69.6%	n.m.	81.8%

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 8

Bell Canada Segment
Operational Data

						YTD	YTD
	Q3	Q3				September	September
($ millions, except where otherwise indicated)	2003	2002	$ change	% change		2003	2002	$ change	% change

Revenues
Local and access	1,530	1,519	11	0.7%		4,542	4,565	(23)	(0.5%)
Long distance	631	651	(20)	(3.1%)		1,885	1,944	(59)	(3.0%)
Wireless	661	570	91	16.0%		1,852	1,622	230	14.2%
Data	931	908	23	2.5%		2,819	2,746	73	2.7%
Bell ExpressVu	192	156	36	23.1%		560	462	98	21.2%
Terminal sales and other	361	405	(44)	(10.9%)		1,191	1,285	(94)	(7.3%)
Directory advertising	-	140	(140)	n.m.		-	410	(410)	n.m.

	4,306	4,349	(43)	(1.0%)		12,849	13,034	(185)	(1.4%)

Cash operating expenses	(2,460)	(2,473)	13	0.5%		(7,485)	(7,564)	79	1.0%

EBITDA	1,846	1,876	(30)	(1.6%)		5,364	5,470	(106)	(1.9%)

Bell Canada (including Aliant)	1,855	1,915	(60)	(3.1%)		5,388	5,584	(196)	(3.5%)
Bell ExpressVu	(9)	(39)	30	76.9%		(24)	(114)	90	78.9%

EBITDA margin (%)	42.9%	43.1%	-	(0.2) pts		41.7%	42.0%	-	(0.3) pts

Amortization expense	(768)	(723)	(45)	(6.2%)		(2,259)	(2,192)	(67)	(3.1%)
Net benefit plans (expense) credit	(46)	10	(56)	n.m		(135)	29	(164)	n.m
Restructuring and other charges	(1)	(79)	78	98.7%		(1)	(373)	372	99.7%

Operating income	1,031	1,084	(53)	(4.9%)		2,969	2,934	35	1.2%
Interest expense	(244)	(290)	46	15.9%		(731)	(844)	113	13.4%
Other income (expense)	3	(32)	35	n.m		60	206	(146)	(70.9%)

Earnings before income taxes and
non-controlling interest	790	762	28	3.7%		2,298	2,296	2	0.1%
Income taxes	(295)	(300)	5	1.7%		(824)	(843)	19	2.3%
Non-controlling interest	(36)	(40)	4	10.0%		(110)	(127)	17	13.4%

Earnings from continuing operations	459	422	37	8.8%		1,364	1,326	38	2.9%
Discontinued operations	(3)	(4)	1	25.0%		(4)	(13)	9	69.2%

Net earnings	456	418	38	9.1%		1,360	1,313	47	3.6%
Dividends on preferred shares	(17)	(16)	(1)	(6.3%)		(49)	(48)	(1)	(2.1%)
Interest on equity settled notes	-	(14)	14	n.m.		(25)	(44)	19	43.2%

Net earnings applicable to common shares	439	388	51	13.1%		1,286	1,221	65	5.3%

The following non-recurring items are included in net earnings:
Discontinued operations	(3)	(4)				(4)	(13)
Restructuring and other charges	-	(45)				-	(236)
Net gains on sale of investments and dilution gains	-	-				-	208
Other	-	-				-	(18)

Total	(3)	(49)				(4)	(59)

Other information
Capital expenditures	714	839	125	14.9%		1,918	2,446	528	21.6%
Capital expenditures as a percentage of revenues (%)	16.6%	19.3%		2.7	pts	14.9%	18.8%		3.9	pts

n.m. : not meaningful

Net debt and preferreds
				Bell		Bell
	Bell		Bell	Canada	Intercompany	Canada
At September 30, 2003	Canada	Aliant	ExpressVu	Consolidated	eliminations	Segment

Bank indebtedness / (cash and cash equivalents)	(853)	(227)	(13)	(1,093)	-	(1,093)
Long term debt	8,941	1,182	400	10,523	(400)	10,123
Debt due within one year	1,435	100	29	1,564	(29)	1,535
Long-term note receivable from BCH	(498)	-	-	(498)	498	-
PPA fair value increment (4)						147

Net debt	9,025	1,055	416	10,496	69	10,712
Preferred shares - Bell Canada (5)	1,100	-	-	1,100	-	1,100
Preferred shares - Aliant (5)	-	172		172	-	172

Net debt and preferreds	10,125	1,227	416	11,768	69	11,984

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 9

     Bell Canada Segment
Operational Data - Historical Trend

	YTD				Total
($ millions, except where otherwise indicated)	2003	Q3 03	Q2 03	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Local and access	4,542	1,530	1,512	1,500	6,129	1,564	1,519	1,527	1,519
Long distance	1,885	631	608	646	2,579	635	651	645	648
Wireless	1,852	661	621	570	2,203	581	570	548	504
Data	2,819	931	955	933	3,770	1,024	908	933	905
Bell ExpressVu	560	192	191	177	638	176	156	155	151
Terminal sales and other	1,191	361	409	421	1,793	508	405	456	424
Directory advertising	-	-	-	-	501	91	140	138	132

	12,849	4,306	4,296	4,247	17,613	4,579	4,349	4,402	4,283
Cash operating expenses	(7,485)	(2,460)	(2,504)	(2,521)	(10,425)	(2,861)	(2,473)	(2,563)	(2,528)

EBITDA	5,364	1,846	1,792	1,726	7,188	1,718	1,876	1,839	1,755

Bell Canada (including Aliant)	5,388	1,855	1,801	1,732	7,364	1,780	1,915	1,864	1,805
Bell ExpressVu	(24)	(9)	(9)	(6)	(176)	(62)	(39)	(25)	(50)

EBITDA margin (%)	41.7%	42.9%	41.7%	40.6%	40.8%	37.5%	43.1%	41.8%	41.0%

Amortization expense	(2,259)	(768)	(757)	(734)	(2,937)	(745)	(723)	(756)	(713)
Net benefit plans (expense) credit	(135)	(46)	(45)	(44)	38	9	10	11	8
Restructuring and other charges	(1)	(1)	-	-	(675)	(302)	(79)	(294)	-

Operating income	2,969	1,031	990	948	3,614	680	1,084	800	1,050
Interest expense	(731)	(244)	(238)	(249)	(1,144)	(300)	(290)	(276)	(278)
Other income (expense)	60	3	13	44	2,491	2,285	(32)	246	(8)
Impairment charge	-	-	-	-	(50)	(50)	-	-	-

Earnings before income taxes and
non-controlling interest	2,298	790	765	743	4,911	2,615	762	770	764
Income taxes	(824)	(295)	(277)	(252)	(1,608)	(765)	(300)	(249)	(294)
Non-controlling interest	(110)	(36)	(43)	(31)	(155)	(28)	(40)	(52)	(35)

Earnings from continuing operations	1,364	459	445	460	3,148	1,822	422	469	435
Discontinued operations	(4)	(3)	1	(2)	(20)	(7)	(4)	(8)	(1)

Net earnings	1,360	456	446	458	3,128	1,815	418	461	434
Dividends on preferred shares	(49)	(17)	(16)	(16)	(63)	(15)	(16)	(16)	(16)
Interest on equity settled notes	(25)	-	(10)	(15)	(59)	(15)	(14)	(16)	(14)

Net earnings applicable to common shares	1,286	439	420	427	3,006	1,785	388	429	404

The following non-recurring items are included in net earnings:
Discontinued operations	(4)	(3)	1	(2)	(20)	(7)	(4)	(8)	(1)
Restructuring and other charges	-	-	-	-	(426)	(190)	(45)	(191)	-
Net gains on sale of investments and dilution gains	-	-	-	-	1,863	1,655	-	208	-
Impairment charge	-	-	-	-	(26)	(26)	-	-	-
Other	-	-	-	-	(18)	-	-	(18)	-

Total	(4)	(3)	1	(2)	1,373	1,432	(49)	(9)	(1)

Other information
Capital expenditures	1,918	714	664	540	3,427	981	839	832	775
Capital expenditures as a percentage of revenues (%)	14.9%	16.6%	15.5%	12.7%	19.5%	21.4%	19.3%	18.9%	18.1%

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 10

Bell Canada Segment
Statistical Data*

					YTD	YTD
	Q3	Q3			September	September
	2003	2002	% change		2003	2002	% change

Wireline
Local
Network access services (k)
Residential					8,539	8,580	(0.5%)
Business					4,549	4,607	(1.3%)

Total network access services					13,088	13,187	(0.8%)
Estimated share of wireline NAS (%) - Ontario and Québec(6)
Residential	97.3%	98.0%	(0.7	)pts
Business	90.3%	91.5%	(1.2	)pts

Total estimated local market share	94.8%	95.7%	(0.9	)pts
SmartTouch feature revenues ($M)	234	230	1.7%		698	692	0.9%

Long Distance (LD)
Conversation minutes (M)	4,664	4,660	0.1%		14,447	14,034	2.9%
Average revenue per minute ($)	0.128	0.130	(1.5%)		0.124	0.128	(3.1%)
Estimated share of traditionnal wireline LD revenues (%) - Ontario and Québec(7)	63.7%	63.5%	0.2	pts

Data

Data revenues ($M)(8)
Legacy	417	451	(7.5%)		1,257	1,378	(8.8%)
Non-Legacy	514	457	12.5%		1,562	1,368	14.2%

	931	908	2.5%		2,819	2,746	2.7%

Equivalent access lines(9) (k) - Bell Canada only
Digital equivalent access lines					3,771	3,645	3.5%
Broadband equivalent access lines					15,393	11,265	36.6%

Internet subscribers(10) (k)
DSL High Speed Internet subscribers (k)					1,391	1,002	38.8%
Dial-up Internet subscribers (k)					892	985	(9.4%)

					2,283	1,987	14.9%

Wireless

Cellular & PCS Net activations (k)
Pre-paid	23	(1)	n.m		68	(9)	n.m
Post-paid	101	63	60.3%		257	256	0.4%

	124	62	100.0%		325	247	31.6%
Cellular & PCS subscribers (k)
Pre-paid					1,047	957	9.4%
Post-paid					3,197	2,744	16.5%

					4,244	3,701	14.7%

Average revenue per unit ($/month)	50	47	6.4%		47	46	2.2%
Pre-paid	13	12	8.3%		12	12	0.0%
Post-paid	62	60	3.3%		59	58	1.7%

Churn (%) (average per month)	1.4%	1.7%	0.3	pts	1.4%	1.6%	0.2	pts
Pre-paid	1.7%	2.0%	0.3	pts	1.8%	1.9%	0.1	pts
Post-paid	1.3%	1.6%	0.3	pts	1.3%	1.5%	0.2	pts

Usage per subscriber (min/month)	230	206	11.7%		223	200	11.5%

Cost of acquisition(11) ($/sub)	425	441	3.6%		418	440	5.0%
Wireless EBITDA	251	219	14.6%		689	603	14.3%
Wireless EBITDA margin	38.0%	38.4%	(0.4	)pts	37.2%	37.2%	0.0	pts

Browser hits (M)	170	87	95.4%		463	293	58.0%

Paging subscribers (k)					549	660	(16.8%)
Paging average revenue per unit ($/month)	10	10	0.0%		10	10	0.0%

Bell ExpressVu (Direct-to-Home Satellite Service)

Total subscribers (k)					1,352	1,221	10.7%
Net subscriber activations (k)	17	45	(62.2%)		48	152	(68.4%)
Average revenue per subscriber ($/month)	47	43	9.3%		46	44	4.5%
Cost of acquisition ($/sub)	613	630	2.7%		644	701	8.1%
Churn (%) (average per month)	1.4%	1.2%	(0.2	)pts	1.2%	1.0%	(0.2	)pts

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 11

     Bell Canada Segment
Statistical Data - Historical Trend*

	YTD				Total
	2003	Q3 03	Q2 03	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Wireline
Local
Network access services (k)
Residential		8,539	8,504	8,566		8,573	8,580	8,532	8,613
Business		4,549	4,564	4,577		4,581	4,607	4,630	4,633

Total network access services		13,088	13,068	13,143		13,154	13,187	13,162	13,246

Estimated share of wireline NAS (%) - Ontario and Québec(6)
Residential		97.3%	97.6%	97.9%		97.9%	98.0%	98.3%	98.7%
Business		90.3%	90.6%	91.0%		91.3%	91.5%	91.6%	91.8%

Total estimated local market share		94.8%	95.1%	95.4%		95.5%	95.7%	95.9%	96.2%

SmartTouch feature revenues ($M)	698	234	233	231	923	231	230	230	232

Long Distance (LD)
Conversation minutes (M)	14,447	4,664	4,911	4,872	19,034	5,000	4,660	4,725	4,649
Average revenue per minute ($)	0.124	0.128	0.120	0.124	0.126	0.120	0.130	0.126	0.128
Estimated share of traditionnal wireline LD revenues (%) - Ontari
and Québec(7)		63.7%	63.1%	63.1%		63.0%	63.5%	62.8%	63.0%

Data

Data revenues ($M)(8)
Legacy	1,257	417	413	427	1,864	486	451	453	474
Non-Legacy	1,562	514	542	506	1,906	538	457	480	431

	2,819	931	955	933	3,770	1,024	908	933	905

Equivalent access lines(9) (k) - Bell Canada only
Digital equivalent access lines		3,771	3,708	3,704		3,683	3,645	3,833	3,815
Broadband equivalent access lines		15,393	14,658	13,808		12,568	11,265	10,176	9,431

Internet subscribers(10) (k)
DSL High Speed Internet subscribers (k)		1,391	1,287	1,206		1,110	1,002	909	866
Dial-up Internet subscribers (k)		892	911	940		957	985	1,031	1,036

		2,283	2,198	2,146		2,067	1,987	1,940	1,902

Wireless

Cellular & PCS Net activations (k)
Pre-paid	68	23	27	18	13	22	(1)	(26)	18
Post-paid	257	101	104	52	452	196	63	117	76

	325	124	131	70	465	218	62	91	94
Cellular & PCS subscribers (k)
Pre-paid		1,047	1,024	997		979	957	958	984
Post-paid		3,197	3,096	2,992		2,940	2,744	2,681	2,564

		4,244	4,120	3,989		3,919	3,701	3,639	3,548

Average revenue per unit ($/month)	47	50	48	45	46	47	47	46	43
Pre-paid	12	13	12	11	12	10	12	13	11
Post-paid	59	62	60	56	59	60	60	59	56

Churn (%) (average per month)	1.4%	1.4%	1.4%	1.4%	1.6%	1.7%	1.7%	1.5%	1.5%
Pre-paid	1.8%	1.7%	1.9%	1.9%	2.0%	2.6%	2.0%	1.8%	1.7%
Post-paid	1.3%	1.3%	1.3%	1.3%	1.5%	1.4%	1.6%	1.4%	1.5%

Usage per subscriber (min/month)	223	230	236	201	203	212	206	205	181

Cost of acquisition(11) ($/sub)	418	425	435	387	429	409	441	471	407
Wireless EBITDA	689	251	219	219	754	151	219	206	178
Wireless EBITDA margins	37.2%	38.0%	35.3%	38.4%	34.2%	26.0%	38.4%	37.6%	35.3%

Browser hits (M)	463	170	170	123	392	99	87	94	112

Paging subscribers (k)		549	581	606		639	660	680	694
Paging average revenue per unit ($/month)	10	10	10	10	10	10	10	10	10

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)		1,352	1,335	1,317		1,304	1,221	1,176	1,145
Net subscriber activations (k)	48	17	18	13	235	83	45	31	76
Average revenue per subscriber ($/month)	46	47	47	44	44	43	43	44	45
Cost of acquisition ($/sub)	644	613	655	675	690	667	630	769	718
Churn (%) (average per month)	1.2%	1.4%	1.1%	1.0%	1.0%	0.9%	1.2%	1.0%	0.8%

* Operating statistics are reported on a consolidated basis, except where otherwise noted

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 12

Accompanying Notes

(1)	Non-GAAP Measures
Certain measures used in this Supplementary Financial Information do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below you will find a discussion of these non-GAAP measures, as well as a reconciliation to the most comparable GAAP measure.

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (credit) expense and restructuring and other charges. We exclude amortization expense and net benefit plans (credit) expense because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and on a segmented basis.

	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corporate and other	BCE Consoli- dated

Q3 2003

EBITDA	1,846	36	18	86	(43)	1,943
Amortization expense	(768)	(15)	(13)	(34)	5	(825)
Net benefit plans credit (expense)	(46)	(1)	-	-	3	(44)
Restructuring and other charges	(1)	-	-	-	-	(1)

Operating income (loss)	1,031	20	5	52	(35)	1,073

Q3 2002

EBITDA	1,876	17	12	66	(44)	1,927
Amortization expense	(723)	(18)	(14)	(28)	14	(769)
Net benefit plans credit (expense)	10	(1)	-	-	(2)	7
Restructuring and other charges	(79)	-	-	-	-	(79)

Operating income (loss)	1,084	(2)	(2)	38	(32)	1,086

	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corporate and other	BCE Consoli- dated

YTD 2003

EBITDA	5,364	150	53	258	(113)	5,712
Amortization expense	(2,259)	(46)	(40)	(93)	41	(2,397)
Net benefit plans credit (expense)	(135)	(3)	-	-	9	(129)
Restructuring and other charges	(1)	-	-	-	-	(1)

Operating income (loss)	2,969	101	13	165	(63)	3,185

YTD 2002

EBITDA	5,470	108	3	216	(126)	5,671
Amortization expense	(2,192)	(51)	(52)	(92)	40	(2,347)
Net benefit plans credit (expense)	29	(3)	-	-	(1)	25
Restructuring and other charges	(373)	-	(119)	-	-	(492)

Operating income (loss)	2,934	54	(168)	124	(87)	2,857

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 13

Accompanying Notes (continued)

NET EARNINGS BEFORE NON-RECURRING ITEMS
The term net earnings before non-recurring items does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as net earnings applicable to common shares adjusted for non-operational or non-recurring items, which include (on an after-tax basis) BCE’s share of: net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. Net earnings before non-recurring items are presented on a basis that is consistent from period to period.

We use net earnings before non-recurring items to assess our profitability without regard to net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. We exclude these items because they are considered to be of a non-operational or non-recurring nature and accordingly affect the period-to-period comparability of our results. Net earnings before non-recurring items allow us to compare our profitability on a consistent basis. The most comparable Canadian GAAP earnings measure is net earnings applicable to common shares. The following is a reconciliation on a consolidated basis of net earnings before non-recurring items to net earnings applicable to common shares.

	Q3 2003	Q3 2002	YTD 2003	YTD 2002

Net earnings before non-recurring items	449	378	1,369	1,120
Non-recurring items:
Discontinued operations	(3)	(4)	(4)	(353)
Restructuring charges	-	(37)	-	(253)
Net gains on sale of investments and dilution gains	-	12	-	138

Net earnings applicable to common shares as reported	446	349	1,365	652

ROE Return on common shareholders’ equity (ROE) is calculated as annualized net earnings before non-recurring items as a percentage of average common shareholders’ equity.
(2)	Cash flow per share is calculated as follows:
Cash flow from operations less capital expenditures Average number of common shares outstanding during the period
(3)	Annualized cash flow yield is calculated as follows:
Free cash flow before common dividends, investments and divestitures Number of common shares outstanding at end of period multiplied by share price at end of period
(4)	Reflects an increase in the Bell Canada Segment debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC's 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($18 million in Q3 2003) over the remaining terms of the related long-term debt.
(5)	At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest within the liabilities section of the balance sheet.
(6)	Bell Canada’s local market shares reflect losses to facilities-based competition only.
(7)	Represents Bell Canada’s share of the long distance market in Ontario and Québec reflecting 1+, toll-free and calling card traffic. This measure does not include Bell Canada’s share of long distance traffic originating through the use of dial-around services, prepaid cards and cellular and PCS services.
(8)	Legacy data revenues include digital transmission services such as MEGALINK TM, network access and Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.
Non-legacy data revenues include national and regional IP data, Internet and e-commerce.
(9)	Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(10)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.
(11)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

BCE Inc. Supplementary Financial Information - Third Quarter 2003 Page 14

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

		2003			2002 (1)

For the nine months ended September 30	Canadian		U.S.	Canadian		U.S.
($ millions, except share amounts) (unaudited)	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Operating revenues	14,719	(169)	14,550	14,672	-	14,672

Operating expenses (a) (b) (c) (l)	9,007	(36)	8,971	9,001	131	9,132
Amortization expense (c)	2,397	7	2,404	2,347	-	2,347
Net benefit plans expense (credit) (d)	129	167	296	(25)	30	5
Restructuring and other charges	1	-	1	492	-	492

Total operating expenses	11,534	138	11,672	11,815	161	11,976

Operating income	3,185	(307)	2,878	2,857	(161)	2,696
Other (income) expense (c) (e) (f) (m)	(76)	15	(61)	(245)	(25)	(270)
Interest expense (g)	847	(5)	842	812	-	812

Earnings from continuing operations before
income taxes and non-controlling interest	2,414	(317)	2,097	2,290	(136)	2,154
Income taxes (c) (h)	814	(197)	617	837	(135)	702
Non-controlling interest (i)	181	(5)	176	405	(7)	398

Earnings from continuing operations	1,419	(115)	1,304	1,048	6	1,054
Discontinued operations (j)	(4)	-	(4)	(353)	198	(155)
Net earnings before cumulative effect of
change in accounting policy	1,415	(115)	1,300	695	204	899
Cumulative effect of change
in accounting policy (n)	-	(25)	(25)	-	(7,268)	(7,268)

Net earnings (loss)	1,415	(140)	1,275	695	(7,064)	(6,369)
Dividends on preferred shares (m)	(50)	(2)	(52)	(43)	-	(43)

Net earnings (loss) applicable to common shares	1,365	(142)	1,223	652	(7,064)	(6,412)

Other comprehensive earnings (loss) items
Change in currency translation adjustment			(80)			39
Change in unrealized gain or loss on investments (k)			18			(11)

Comprehensive earnings (loss)			1,161			(6,384)

Net earnings (loss) per common share - basic
Continuing operations			1.35			1.22
Discontinued operations
and change in accounting policy			(0.03)			(9.18)
Net earnings (loss)			1.32			(7.96)
Net earnings (loss) per common share - diluted
Continuing operations			1.35			1.20
Discontinued operations
and change in accounting policy			(0.03)			(9.17)
Net earnings (loss)			1.32			(7.97)
Dividends per common share			0.90			0.90
Average number of common shares
outstanding (millions)			919.3			827.3

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

		2003			2002 (1)

For the three months ended September 30	Canadian		U.S.	Canadian		U.S.
($ millions, except share amounts) (unaudited)	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Operating revenues	4,883	(169)	4,714	4,856	-	4,856

Operating expenses (a) (b) (c) (l)	2,940	(98)	2,842	2,929	41	2,970
Amortization expense (c)	825	(6)	819	769	-	769
Net benefit plans expense (credit) (d)	44	56	100	(7)	8	1
Restructuring and other charges	1	-	1	79	-	79

Total operating expenses	3,810	(48)	3,762	3,770	49	3,819

Operating income	1,073	(121)	952	1,086	(49)	1,037
Other (income) expense (c) (e) (f) (m)	(18)	24	6	3	(27)	(24)
Interest expense (g)	272	(2)	270	288	-	288

Earnings from continuing operations before
income taxes and non-controlling interest	819	(143)	676	795	(22)	773
Income taxes (c) (h)	292	(82)	210	298	(34)	264
Non-controlling interest (i)	60	(2)	58	128	(5)	123

Earnings from continuing operations	467	(59)	408	369	17	386
Discontinued operations (j)	(3)	-	(3)	(4)	-	(4)

Net earnings	464	(59)	405	365	17	382
Cumulative effect of change	-	-	-	-	-	-
in accounting policy (n)	-	(25)	(25)	-	-	-

Net earnings	464	(84)	380	365	17	382
Dividends on preferred shares (m)	(18)	(2)	(20)	(16)	-	(16)

Net earnings applicable to common shares	446	(86)	360	349	17	366

Other comprehensive earnings (loss) items
Change in currency translation adjustment			(9)			7
Change in unrealized gain or loss on investments (k)			15			(11)

Comprehensive earnings (loss)			366			362

Net earnings per common share - basic
Continuing operations			0.42			0.43
Discontinued operations
and change in accounting policy			(0.03)			-
Net earnings			0.39			0.43
Net earnings per common share - diluted
Continuing operations			0.42			0.42
Discontinued operations
and change in accounting policy			(0.03)			-
Net earnings			0.39			0.42
Dividends per common share			0.30			0.30
Average number of common shares
outstanding (millions)			921.5			864.1

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

2

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	September 30	December 31
($ millions) (unaudited)	2003	2002

Currency translation adjustment	(70)	10
Unrealized gain (loss) on investments (k)	17	(1)
Additional minimum pension liability (d)	(81)	(81)

Accumulated Other Comprehensive loss	(134)	(72)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY
($ millions) (unaudited)	September 30	December 31
	2003	2002 (1)

Canadian GAAP	13,401	12,615
Adjustments
Pre-operating expenses (a) (b)	(71)	(78)
Employee future benefits (d)	(150)	17
Gain on disposal of investments and on reduction
of ownership in subsidiary companies (e)	163	163
Other	17	56
Tax effect of the above adjustments (h)	(22)	(99)
Non-controlling interest effect of the above adjustments (i)	85	80
Unrealized gain (loss) on investments (k)	17	(1)

United States GAAP	13,440	12,753

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

(a) Subscriber acquisition costs

As disclosed in Note 1 of our interim financial statements, we elected to change our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred.

As a result of this change in Canadian GAAP, the United States GAAP differences historically reported have been eliminated.

(b) Pre-operating expenses

Under Canadian GAAP, pre-operating expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(c) Investment tax credits

Under Canadian GAAP, investment tax credits are recorded as a reduction of the related expenditure. Under United States GAAP, they are recorded as a reduction of the income tax provision. Where the related expenditure was capital in nature, there is a corresponding impact on amortization expense.

3

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(d) Future benefits for employees

The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Additionally, Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. Recently the United States regulators have interpreted this to be a difference between Canadian and United States GAAP.

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated other comprehensive income.

(e) Gains or losses on investments

Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(f) Equity income

Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI as described in Note 14 of our interim financial statements, CGI is now presented as an equity investment under US GAAP.

(g) Interest expense

Under Canadian GAAP, convertible debentures are split in two components, debt and equity. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures that do not have certain specified characteristics are recorded as long-term debt and no accretion expense is recognized.

(h) Income taxes

In addition to item (c), the income tax adjustment also reflects the impact on income taxes of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

  income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP only income tax rates of enacted tax law can be used under United States GAAP.

(i) Non-controlling interest

The non-controlling interest adjustment represents the impact on non-controlling interest of the United States GAAP adjustments that we describe above.

(j) Discontinued operations

Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(k) Change in unrealized gain (loss) on investments

Our portfolio investments, recorded at cost under Canadian GAAP, would be classified as “available-for-sale” under United States GAAP and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

4

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(l) Accounting for stock-based compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS 123, instead of choosing to continue following the intrinsic value method of APB 25.

In accordance with this standard, we adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002 and accordingly recorded operating expenses of $15 million and $21 million for the three months and nine months ended September 30, 2002, consistent with Canadian GAAP.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date of adoption of SFAS 123. In the table below, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model.

For the period ended September 30 (unaudited)	Three months		Nine months

	2003	2002 (1)	2003	2002 (1)

Net earnings (loss), as reported	380	382	1,275	(6,369)
Compensation cost included in net earnings	8	15	22	21
Total compensation cost	(13)	(25)	(38)	(52)

Pro forma net earnings (loss)	375	372	1,259	(6,400)
Pro forma net earnings (loss) per common share - basic	0.39	0.41	1.32	(8.00)
Pro forma net earnings (loss) per common share - diluted	0.39	0.41	1.32	(8.00)

Assumptions used in Black-Scholes
option pricing model for BCE options granted:
Dividend yield	3.7%	3.6%	3.6%	3.3%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.6%	3.9%	4.0%	4.6%
Expected life (years)	4.5	4.2	4.5	4.5
Weighted average fair value of options granted ($)	7	5	6	7

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

5

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(m) Accounting for derivative instruments and hedging activities (SFAS 133)

In accordance with SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. Additionally, certain economic hedging strategies such as the use of dividend rate swaps to hedge preferred share dividends and the SCP hedging strategy no longer qualified for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts no longer qualifying for hedge accounting under United States GAAP is reported in net earnings. This resulted in a pre-tax loss of $28 million and $21 million respectively for the three months and nine months ended September 30, 2003 and a pre-tax gain of $33 million and $18 million, respectively, for the three months and nine months ended September 30, 2002.

During the third quarter of 2003, we elected to unwind the existing dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares. These dividend rate swaps were to mature in 2007 and in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. As a result of the early settlement, we received total cash proceeds of $83 million, which under Canadian GAAP is being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. Accordingly, the amortization of the deferred gain under Canadian GAAP is reversed for United States GAAP purposes.

(n) Impact of adopting new accounting standards

Goodwill and other intangible assets

As of June 30, 2002, in accordance with Financial Accounting Standard Board (FASB) Standard No. 142. Goodwill and Other Intangible Assets, we had allocated our existing goodwill and indefinite-life intangible assets to our reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on our financial statements.

In performing the transitional impairment test, we:

  estimated the fair value of our reporting units based on discounted future cash flows compared the fair values to those implied by public company trading multiples.

We determined a transitional impairment loss of $7,268 million net of tax in the second quarter of 2002. We recorded it as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of Standard No. 142. Under Canadian GAAP, the transitional impairment loss is recorded as an adjustment to opening retained earnings. The impairment loss related to impaired goodwill of reporting units in Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Consolidation of variable interest entities

Effective July 1, 2003, we adopted FIN No. 46, Consolidation of Variable Interest Entities, on a prospective basis. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. We determined a transitional loss of $25 million net of tax in the third quarter of 2003. We recorded it as a cumulative effect of a change in accounting policy as of July 1, 2003, as required by the transitional provisions of FIN No. 46. Under Canadian GAAP, the transitional loss is recorded as an adjustment to retained earnings. Please refer to Note 1 of our interim financial statements for a summary of the impact on our consolidated financial statements.

6

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(o) Recent changes to accounting standards

Costs Associated with Exit or Disposal Activities

The FASB recently issued new Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Effective January 1, 2003, the standard requires costs relating to exits or disposal activities started after December 31, 2002 to be recorded at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring), certain exit costs were recorded when management committed to an exit plan. We do not expect that Standard No. 146 will have a significant effect on our financial position or results of operations.

Accounting for asset retirement obligations

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which applies to financial statements for fiscal years beginning after June 15, 2002. It covers how to recognize and remeasure obligations associated with the retirement of tangible long-lived assets. We applied SFAS 143 effective January 1, 2003 and determined that there was no significant impact on our results of operations and financial position.

Guarantees

In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value of their obligation when they enter into these guarantees.

The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002. We have applied them to the presentation of our consolidated financial statements. The recognition requirements of FIN No. 45 apply to guarantees made or changed after December 31, 2002. The application of the standard did not have an effect on our results of operations and financial position.

Financial Instruments

Effective July 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This interpretation clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments meeting specified criteria be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The application of the standard did not have an effect on our consolidated financial statements.

7

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

Date: October 29, 2003